
03022643

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Premier Oil Group plc

*CURRENT ADDRESS 23 Lower Belgrave St.
London
SW1W 0NR
United Kingdom


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34723 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 6/12/03

PremierOil

Annual Report & Accounts 2001

www.premier-oil.com

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Glossary

bcf billion cubic feet **boe** barrel of oil equivalent **bopd** barrels of oil per day **boepd** barrels of oil equivalent per day **LIBOR** London Inter Bank Offer Rate **mmbbls** million barrels **mmboe** million barrels of oil equivalent **mmscfd** million standard cubic feet of gas per day **NGLs** natural gas liquids **NGOs** Non-Government Organisations **UK GAAP** UK generally accepted acounting principles **FRS** Financial Reporting Standard

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Strengthening finances

- Turnover, including joint ventures, up 85% at £213.8 million
- Operating profit, before exceptional items, £53.4 million higher at £88.6 million
- Pro forma[1] profits after tax 143% higher, at £34.5 million
- Net debt reduced by £66.1 million to £379.3 million
- Further 2001 disposal proceeds of £28.2 million received in 2002

Operational success

- Commencement of gas deliveries to Singapore from new operated West Natuna gas facilities
- Kyle oil field onstream in the UK
- Gas sales agreement signed for large Zamzama gas field in Pakistan
- 2001 production up 50% at 40,900 boepd
- Production in early 2002 averaging over 49,000 boepd
- Production replaced with booked discoveries by a factor of 340%

Portfolio management

- New joint venture with Kufpec in Pakistan realises cash of $105 million (£72.9 million)
- Sale of undeveloped Pangkah field in Indonesia for $30 million (£21.1 million)
- Reduction in capital expenditure of $85 million (£58.2 million) accelerates debt reduction

(1) The pro forma results include the deferred profits attributable to gas not taken under the take-or-pay provisions of gas sales agreements in Myanmar and Indonesia, which cannot be included in profits under UK GAAP. This information is provided to enable investors to evaluate better the Company's underlying financial performance.

2001 has been a turbulent year throughout the world both politically and economically. The oil market has not escaped untouched. Oil and gas prices have fallen significantly from the heights of 2000 and the first half of 2001. Although the current price is trading at the upper end of the range of $18–24 per barrel, the future direction is uncertain.

Against this backdrop, I am pleased to be able to announce significantly increased profits and a reduction in net debt levels, following successful asset sales in Pakistan and Indonesia. Production levels have also been increasing since the turn of the year and we have averaged over 49,000 boepd in the first two months this year – up 20% from the average of 40,900 boepd achieved in 2001.

Financial results

Profits after tax and exceptional items for the year were up by £14.2 million to £20.3 million, compared to 2000. Pro forma profits after tax, defined as reported profits plus net profits associated with take-or-pay receivables under gas contracts, were £34.5 million (2000: £14.2 million), an increase of 143%. We believe that the pro forma amount is a better measure of the Group's underlying profitability than the statutory profit after tax reported under UK accounting standards.

During the year we recorded an exceptional gain of £42.2 million on the restructuring of our interests in Pakistan. Following a review of the carrying value of assets this has been offset by provisions against various oil and gas assets and investments of £42.0 million. At year-end net debt (including project debt) was reduced to £379.3 million, a fall of £66.1 million over the period, despite a substantial capital investment programme totalling £71.0 million. This reduction reflects our portfolio management activities in the year, and since year-end we have received further cash of £28.2 million relating to disposals agreed in 2001.

Operations

The emphasis for the year has been on bringing on production and raising levels to our 2002 target of 45–50,000 boepd, which our existing portfolio will sustain for the next ten years, and at the same time achieving excellent results with our management of health, safety and environmental performance.

The West Natuna gas project is now flowing gas into Singapore and building up to contractual levels after initial problems at some of the end users' receiving facilities in Singapore. Development activities for additional gas from Premier's Indonesia block A for sale to Petronas of Malaysia have progressed well. Production from Yetagun has also been building steadily towards contractual levels, which we hope to achieve during 2002. Meanwhile, shortfalls are covered by take-or-pay provisions in the gas contracts. Payment was received for the Yetagun 2000 shortfall of $19.3 million in June 2001. Also on the Yetagun field, engineering work was completed and construction activities were commenced to increase production capacity in 2002.

In the UK, the Kyle field came onstream in April, and contributed an annualised average of 5,800 boepd in 2001. More recently a new well on Angus in the Fife area, a field which was originally abandoned in 1993, is now contributing around 2,000 boepd for Premier. Initial gas production from Zamzama in Pakistan also commenced in the year. On 6 March 2002 we announced the approval of the full field development of Zamzama, following the signature of the gas sales agreement. Investment commenced on the Bhit gas field which continues on schedule and within budget, and the Qadirpur expansion project was commenced.

During the year we replaced production through discoveries, net of revisions, by a substantial factor of 340%. At the end of 2000 we reported unbooked discoveries of 114 mmboe which were targeted for commercialisation. Some 53% of these reserves have now been either commercialised by the decision to develop, or monetised through sale for cash.

Premier staff

I would like to pay tribute to the Premier staff in all our locations, who have achieved a number of milestones, both foreseen and

We have made considerable progress towards our stated objectives of improved financial returns, reduction in debt and commercialisation of our reserve base. These objectives, together with a successful outcome of our restructuring discussions with Amerada Hess and Petronas, are our objectives for 2002.

unforeseen. Political and economic uncertainties have provided a number of challenges in all our locations, but most particularly in Pakistan. It is to their immense credit that not only has the transition from our partnership with Shell to welcoming our Kuwaiti colleagues into Premier-Kufpec Pakistan BV happened so seamlessly, but also we have not lost one day of production, and have continued field seismic and drilling operations and maintained an expatriate presence throughout 2001. All locations have contributed to an excellent improvement in health, safety and environmental performance in 2001, and Indonesia also deserves congratulations for successfully bringing onstream the new Premier operated gas export platform for West Natuna on time and within budget.

Report format

We have altered the format of our Annual Report this year, with the twin objectives of getting a detailed record of the year to shareholders and complying with all statutory requirements in this document. Secondly, we have produced a separate Corporate Brochure, which can be obtained by filling in the enclosed postcard. This review is intended to be a more permanent record of Premier's capabilities and business principles, which can appeal to a wide range of stakeholders, including governments, partners and other interested parties.

Dividend

The Board continues to review the reinstatement of dividends. Despite the second year of improved financial performance, it has been decided to conserve cash while gearing levels remain at the current high levels.

Board

During the year Sam Laidlaw left the Board as a consequence of his departure from shareholder Amerada Hess. We would like to thank Sam for his stimulating and incisive contribution to the Board's deliberations over the last six years – these will be much missed. In October 2001 Jennings Barclay Collins II and Christopher Chaloner of Amerada Hess joined the Board as non-executive directors. On 12 March 2002 Christopher Chaloner resigned from the Board and was replaced by Richard Mew as Amerada Hess' second non-executive director.

Outlook

In 1999 Premier entered into a strategic alliance with Petronas and Amerada Hess with the intention of creating a much larger company, financially and operationally, capable of becoming a leading Asian gas company. Various reasons, including the weakness of Premier's share price following the 1999 transaction, have left this intent unfulfilled, despite numerous attempts to find a way of achieving it. We therefore need to follow a new strategic model for Premier. We intend to concentrate more on the early stages of the exploration and production business – exploration and commercial dealmaking, which has been an important hallmark of our success over the years. We believe that this gives greater exposure to creating significant share price appreciation. Although we would still be prepared to operate production and development when real value can be added from doing so, our intention will be to sell or farm-down projects which are approaching the top of the value curve, where this is appropriate. This will create less strain on our financial capabilities and the opportunity of realising value more quickly for shareholders.

As part of this new emphasis, we are in specific discussions with our alliance partners on creating a new Premier, better balanced to achieve our objectives. While the restructuring process is complex and involves careful balancing of the interests of all shareholders, we are committed to finding a solution before the end of this year and I am hopeful this will be achieved. Notwithstanding our efforts in this regard, I am pleased that in 2001 we have made considerable progress towards our stated objectives of improved financial returns, reduction in debt and the commercialisation of our reserve base. These objectives, together with the restructuring, remain our targets for the current year.



Sir David John KCMG

Economic environment

2001 was another volatile year for oil prices, with Brent crude ranging between $17 and $30 per barrel, and the year averaged a price of $24.5 per barrel, 14% lower than the preceding year. The global economy weakened throughout 2001, particularly in OECD countries, exacerbated by the events of 11 September. With the consequential effect on the demand for oil, the year ended at an oil price of $19.3 per barrel and with an outlook for limited demand growth for oil in 2002. On the foreign exchange market, the dollar/sterling rate traded in a range of $1.37 to $1.50 and ended the year with the dollar 3 cents stronger over the period at a rate of $1.46.

2001 results

Profit after tax and exceptional items for the year amounted to £20.3 million, compared with £6.1 million for the year 2000. Excluding exceptional items, profit after tax was £20.1 million.

Net profits associated with take-or-pay receivables for 2001 under gas contracts in Myanmar and Indonesia amounted to £14.2 million (2000: £8.1 million) – these profits have been deferred and are excluded from reported profits until the related gas has been delivered in the future. At the end of 2001 cumulative deferred net profits amounted to £22.3 million, representing an additional 85% of reported profits after tax for the two year period to the end of 2001. Thus the pro forma total of reported and deferred net profits for the year amounted to £34.5 million (2000: £14.2 million); Premier believes that this pro forma total is a better measure of the Group's underlying profitability in the year than the statutory profit after tax reported under UK accounting standards.

Turnover, including the Group's share of joint ventures in Pakistan and Myanmar, was 85% higher at £213.8 million. The increase reflects higher production together with more favourable unit sales realisations. The average Brent oil price for the year was $24.5 per barrel, compared with $28.4 per barrel in 2000. However, Premier's realised oil price amounted to $25.2 per barrel, higher than the previous year (2000: $21.6 per barrel) due to the adverse impact of hedging in that year. Realised gas prices increased 13% to an average of $2.97 per thousand standard cubic feet.

Cost of sales rose to £97.1 million (2000: £65.4 million) reflecting higher production. Including the Group's share of joint ventures, total cost of sales came to £118.0 million (2000: £75.2 million). Based on the total cost of sales, underlying unit operating costs were 11% down at £3.65 per boe compared with £4.09 per boe in the previous year, due to increased lower cost gas production. Underlying unit amortisation, at £3.18 per boe (2000: £3.41 per boe) was 7% down due to the higher proportion of gas production from Asia in the year.

Administrative costs for the year of £7.1 million were held broadly in line with the previous year (2000: £7.2 million). Operating profits, including joint ventures but before exceptional items, improved to £88.6 million, an underlying increase of £53.4 million, reflecting the higher turnover in the year.

Net interest expenses and foreign exchange gains/losses were £39.2 million, significantly higher compared with £18.8 million reported in 2000. The increase is due to higher levels of debt as a result of the Group's heavy investment programme in South East Asia, together with the cessation of capitalisation of interest as new developments have come onstream.

Pre-tax profits were £32.6 million higher than the prior year at £49.6 million. Taxation charged amounted to £29.3 million, up from £10.9 million in 2000. The higher charge reflects the increased profitability, and increased deferred overseas taxes as a result of higher production in South East Asia.

A net exceptional gain of £0.2 million was made in the year. This represented an exceptional gain of £42.2 million arising on the restructuring of our Pakistan joint venture, offset by exceptional provisions totalling £42.0 million – comprising £17.6 million against the carrying value of our investment in Albania, £8.5 million relating to our fixed asset equity investment in the Australian quoted company Australian Worldwide Exploration (AWE), and £15.9 million in respect of other oil and gas assets. Following these provisions, the Albanian interests have been fully written down and the carrying value of AWE has been restated in line with its recent market value.

Cash flow

The cash flow statement, which excludes cash flows from joint ventures, shows a net increase in cash flow from operating activities to £111.1 million (2000: £42.0 million), with the increase attributable to higher turnover. After interest and taxes are deducted, operating cash flow amounted to £58.4 million, up from £8.1 million in the prior year. Incorporating the joint ventures, operating cash flow after interest and taxes increased to £94.6 million (2000: £18.3 million). Averaged over the year cash flow from operating activities, including joint ventures, covered net interest expenses by 4.4 times.

Capital expenditure on oil and gas assets for the year amounted to £60.9 million, or £71.0 million including joint ventures (2000: £160.0 million). This latter amount comprised £51.0 million on field developments, and £20.0 million on exploration and appraisal activity. In addition £2.4 million was paid to subscribe in a rights issue by quoted investment AWE. The significant reduction in capital expenditure reflects the completion of our three-year development programme in South East Asia, to develop our gas reserves there.

Net debt

The Group's net debt position, including balances in joint ventures, peaked during the year at £492.2 million, but was substantially lower at year-end – £379.3 million (2000: £445.4 million). The planned increase in net debt over the last few years is a consequence of the capital investments made on our Asian gas developments. Higher cash flow from these developments, together with portfolio management activities in 2001, have reduced net debt as a consequence of which year-end gearing stood at 122% (2000: 153%).

The Group had significant cash and short term investment balances at the end of 2001 – £84.4 million (2000: £27.2 million). Including balances in joint ventures, cash and short term investments amounted to £96.8 million (2000: £30.3 million). Further proceeds of portfolio management undertaken in 2001, amounting to £28.2 million, have been received in the first half of 2002, enhancing the Group's liquidity. Incorporating these proceeds, as they relate to restructuring undertaken in 2001, yields pro forma net debt at the end of 2001 of £351.1 million, and pro forma gearing of 113%.

Hedging and risk management

The Group undertakes oil price hedging periodically, within Board approved limits to protect operating cash flow against oil price falls.

Premier hedged its oil price exposure in 2001 by oil swaps and zero cost collar options. Swaps averaged a price of $24.5 per barrel, and the options had an average floor price of $21.3 per barrel and an average ceiling price of $30.5 per barrel. These hedges yielded a small gain of £1.7 million, as oil prices largely traded within the range hedged until the latter stages of the year. Hedges for the first half of 2002 currently cover 50% of anticipated liquids production at a floor price of $20 per barrel and ceiling price of $30 per barrel. The second half of the year is covered as to 25% of anticipated liquids production at a floor price of $19 per barrel and ceiling price averaging approximately $27 per barrel.

The planned increase in net debt over the last few years is a consequence of the capital investments made on our Asian gas developments. Higher cash flow from these developments, together with portfolio management activities in 2001, have reduced net debt as a consequence of which year-end gearing stood at 122% (2000: 153%).

Exchange rate exposures relating to non-sterling receipts and expenditures were not hedged during the year. As our activities are largely a dollar functional currency business, the majority of borrowings are denominated in dollars to reduce currency exposures arising from the dollar/sterling exchange rate. Interest rate exposures are managed by borrowing in both fixed and floating rates – at year-end 62% of borrowings, excluding the Yetagun project loan, were at fixed rates. Cash balances are invested in a range of floating rate bank deposits, managed liquidity funds and commercial paper, subject to Board approved limits.

It is Group policy that all transactions involving derivatives must be directly related to the underlying business of the Group. No speculative transactions are undertaken.

The Group undertakes an insurance programme to reduce the potential impact of the physical risks associated with exploration and production activities. In addition we purchase business interruption cover for a proportion of cash flow from producing fields.

Production and reserves

Group production, on a working interest basis, increased by 50% to 40,900 boepd in the year, in line with the forecast made at the interim stage. The increase was due to the start-up of new field production in Indonesia and the UK, with a full year contribution from Myanmar, partly offset by continuing natural declines in our more mature production mainly in the UK. Increased volumes were also recorded in Pakistan. The oil/gas balance reflected the onset of gas production in South East Asia, at 47% gas (2000: 24%). Production for 2002 is anticipated to be 45–50,000 boepd, the range significantly dependent on the rate of build-up of South East Asia gas volumes taken by gas buyers.

Proven and probable reserves, on a working interest basis, were 469 mmboe at 31 December 2001, a reduction of 19 mmboe over the prior year principally due to divestments. The reserves movement was as follows:

	mmboe
Start of 2001	488
Production	(15)
Divestments	(57)
Revisions	(10)
Acquisitions	2
Discoveries	61
End of 2001	469

The divestments represent the reduction in the Bhit field equity in Pakistan on the restructuring of our interests there, together with the sale of the Pangkah field in Indonesia. Revisions largely relate to the removal of the Group's Albanian reserves following a review of the project. Discoveries booked in the year were the Zamzama field in Pakistan, and the Pangkah field following its successful appraisal prior to its subsequent sale. Additional reserves of 48 mmboe mainly in Indonesia associated with a second sale from the West Natuna gas area have not been recorded pending finalisation of commercial arrangements for development. Including these reserves the Group has a total reserve base of 517 mmboe.

In the year booked discoveries, net of revisions, represented 340% of production, and at 2001 rates total reserves at the end of 2001 amount to 31 years of production.

Development

Development activity in the year has been highlighted by the successful completion of a new Premier operated gas export platform which forms part of the West Natuna gas project, which is now producing gas for transportation via pipeline to the gas buyer in Singapore. In the UK, the Kyle oil field completed development and came onstream in the second quarter, and in Pakistan investment commenced on the Bhit gas field. In addition, early development, study and planning work was undertaken on the Pangkah and Anoa gas fields in Indonesia, and on the Yetagun field in Myanmar work to increase the production capacity in 2002 commenced.

Exploration and appraisal

During the year Premier drilled three appraisal wells of which one was operated. Two of these were in Indonesia of which one was successful, and the third well was in Pakistan. Following the very successful drilling programme in 2000, 2001 exploration efforts have concentrated on seismic activity and generating new attractive prospects for future drilling, with a particular focus on Indonesia and Pakistan, along with selected new venture areas. New acreage was secured offshore West Africa in Guinea Bissau and drilling of this is currently underway. Premier continues to seek new areas, to supplement its existing portfolio of prospects, for future drilling.

Europe

Production in the UK increased 11% to 18,400 boepd and represented 45% of Group production. In 2000 the UK represented 61% of Group production – the reduction in this proportion reflects the build-up of gas volumes in South East Asia.

The Wytch Farm oil field continued as Premier's main producing field in the UK, contributing 7,800 boepd net. Whilst this mature field is in decline – our share of production in 2001 was down by 7% year on year – infill drilling by multilateral side-tracks of existing wells has continued to slow the rate of natural decline.

The Kyle field commenced production from two wells in April 2001, and a third well in the southern area of the field, spudded in June, was brought onstream in November. Production from this field, averaged over the year, amounted to 5,800 boepd net to Premier. Production in the latter part of the year has been constrained for operational reasons relating to gas compressors. Equipment upgrades and further drilling are being considered for 2002 and beyond.

The majority of remaining UK production came from the Fife area, which contributed a net 2,700 boepd. Repair work on the floating production, storage and offtake vessel was completed in November, removing a constraint on production. Infill drilling of a well on the Fife field continued into 2002 with a side-track following mechanical difficulties with the well. The Angus field re-development was completed in October, and initial gross production from the field was about 14,000 bopd. Premier's costs were carried by the operator and our entitlement to production commenced in February 2002 following pay back.

The Group's interest in the Chestnut oil field was restructured during the year following the cancellation of the agreement with the contractor, and the farm-in of Amerada Hess as operator. A successful extended well test from July to November produced gross reserves of 1.1 mmbbls. Development options are currently being evaluated.

In Albania, following a review of the outcome of front-end engineering and design work, it has been decided that the existing plan of development of the Patos Marinza oilfield is not optimal. Accordingly, a conservative view has been taken and reserves associated with this field have been removed from our booked


Premier interests
SENEGAL
GUINEA BISSAU
Bissau
Bolama
Sinapa
Esperança
GUINEA


Premier interests
Oil producing fields
Third party oil pipeline
Gas producing fields
Third party gas pipeline
Scott, Telford, Rob Roy, Ivanhoe, Hamish
NORWAY
Flotta
Chestnut
St Fergus
Cruden Bay
21/15b
Ettrick
Kyle
28/10
Flora
Angus
Fife
Fergus
SCOTLAND
UK
Galahad, Mordred
Bacton
IRELAND
WALES
ENGLAND
NETHERLANDS
BELGIUM
Wareham
Wytch Farm
FRANCE


Premier interests
Oil fields
YUGOSLAVIA
Shkodër
MACEDONIA
Tirana
ALBANIA
Dumre
Fier
Patos Marinza
ITALY
GREECE

reserves base, pending the evaluation and selection of a suitable alternative development scheme.

Pakistan
During the year Premier restructured its interests in Pakistan by the termination of its joint venture with Shell and the creation of a new partnership with Kuwait Foreign Petroleum Exploration Company K.S.C. (Kufpec). As a consequence of these changes, Premier has reduced its interest in the Bhit field and associated development costs from 20% to 6% while doubling its interest in the producing Kadanwari field to 15.8%, with effect from the start of 2001.

Production in Pakistan amounted to 5,700 boepd, an increase of 84% over the previous year, reflecting the restructuring and higher gross production from both the Qadirpur and Kadanwari fields, and the onset of gas deliveries from Zamzama.

The Qadirpur field produced at a higher net rate of 2,700 boepd (2000: 2,300 boepd) reflecting increased demand for gas. The expansion project to increase gross capacity to 400 mmscfd commenced in the year. The Kadanwari field contributed 2,100 boepd net to Premier, and gas processing facilities at the field were enhanced to enable gas from the adjacent Miano field to be produced through the plant, thereby reducing operating costs to the Kadanwari joint venture.

Development work on the Bhit field continued on schedule and within budget. First gas is anticipated around the end of 2002 building to a plateau of 235 mmscfd in the following year. The Zamzama extended well test commenced production in March with an initial contracted gross volume of 70 mmscfd. By the fourth quarter deliveries had increased to over 90 mmscfd. Negotiations for gas sales leading to a full field development were progressed in the year and a contract was initialled before year-end. Final signature and approval of the development was announced on 6 March 2002, and gas deliveries are planned for commencement in 2003.

During the year exploration seismic activity commenced on the prospective Dumbar concession located in the Kirthar National Park Area following approval from the Government of Pakistan. Two wells are planned in this area in 2002. Elsewhere, the Kadanwari K13 appraisal well was suspended after encountering gas, and a well was commenced at Zarghun North to assess a gas prospect close to the Zarghun South discovery. This well is still being drilled.

Myanmar
2001 saw the first full year of production from Premier's operated Yetagun gas field. Gross gas production averaged 114 mmscfd, giving net gas production excluding condensate of 5,600 boepd. The shortfall value against the contract quantity of 200 mmscfd specified in the gas sales contract, is payable by buyer PTT of Thailand to Premier and its joint venture partners in 2002. Whilst production levels are increasing towards contract quantity, discussions are being held with the gas buyer to reaffirm future production levels and timing. In addition, a total of four liftings of condensate were successfully made in the year from the floating storage and offtake vessel, giving Premier net liquid production of 1,000 boepd, and making total combined net production from the field of 6,600 boepd.

Front-end engineering and design work on the phase II capacity upgrade was completed in the year, and work has commenced on implementing the upgrade to 260 mmscfd and 7,500 barrels per day of condensate from October 2002.


Premier interests
Gas fields & discoveries
CHINA
AFGHANISTAN
Islamabad
Bolan
Lahore
PAKISTAN
Quetta
Zarghun South
Dadhar
Qadirpur
IRAN
Sukkur
Dadu
Kirthar
Bhit
Dumbar
Kadanwari
Zamzama
Badhra
Karachi
INDIA


INDIA
CHINA
Premier interests
Gas fields
Pipeline
Third party pipeline
BANGLADESH
Mandalay
MYANMAR
VIETNAM
LAOS
Yangon
THAILAND
Yadana
Wang Noi
Bangkok
Yetagun
Dawei
Ratchaburi
CAMBODIA
Substitution area,
M12,M13,M14
Surat Thani

Indonesia

The West Natuna gas project commenced sales of gas to the Singapore gas buyer SembCorp Gas – via the 650km pipeline to Singapore – from the Premier operated Anoa platform in January 2001. Gas production equipment was installed on the Anoa platform to facilitate early deliveries; subsequently deliveries were made from the new operated Anoa gas export platform which Premier successfully brought onstream in June, ahead of the gas contract delivery date of 15 July 2001. Production from Indonesia, including that from the Kakap concession, totalled 10,200 boepd net, an increase of 100% over the past year.

During the first half of 2001, Premier completed construction of the new gas export platform at the Batam Island fabrication yard, following which the modules were transported offshore for installation, hook-up and commissioning. Mechanical acceptance was reached in May leading to first gas the following month, ahead of schedule and under budget. This represented Premier's third successful operated construction and installation of a platform in South East Asia. Gas is sold to SembCorp Gas under a 325 mmscfd 22 year sales contract, with take-or-pay provisions. Deliveries to Singapore have been somewhat adversely impacted by problems at the end user's facilities, whereas Premier's gas production operations have performed without downtime. The take-or-pay provisions of the gas contract protect the Group's economic interest in the project.

During the year concept and engineering work for the development of additional gas from Premier's operated block A have progressed well, and negotiations for the sale of gas to Petronas have continued. Conclusion of these negotiations is targeted for 2002.

In January 2001 appraisal drilling of the operated Ujung Pangkah gas field was completed offshore East Java. Initial plans for development were undertaken, and in September Premier's interest in the field was sold to joint venture partner Amerada Hess.

Exploration and appraisal activity in Indonesia comprised the acquisition of over 2,400km of seismic data which confirmed the prospectivity of the eastern part of block A, together with the drilling of well KF-NW1 on the Kakap concession. This well encountered gas and oil in an untested fault block but was plugged and abandoned as uncommercial. At least one exploration well is planned for block A in 2002.


Premier interests
Oil fields
Gas fields
Oil & gas fields
Pipeline
VIETNAM
PHILIPPINES
Anoa
MALAYSIA
Naga,
Gajah Baru
Discoveries
Kakap
BRUNEI
MALAYSIA
SINGAPORE
INDONESIA
Jakarta

Group production, on a working interest basis, increased by 50% to 40,900 boepd in the year, in line with the forecast made at the interim stage.

Premier's commitment to operate as a socially responsible business is enshrined in our Business Principles. As well as protecting and promoting human rights throughout our operations, we are also committed to using our legitimate influence to promote human rights outside of our areas of operation.

This commitment underlines our key role in initiating and coordinating a series of human rights training seminars for government employees and members of the police and armed forces in Myanmar throughout 2001 and 2002. So far seven seminars have been held.

The last year has been one of considerable achievement for us in our approach to the management of social issues. We published our first social performance report, along with a verification and evaluation report, established a number of new community development projects and launched a professional development programme for employees in social performance management. The report has recently been shortlisted by The Institute of Social and Ethical Accounting for their 2002 Social Reporting Award.

The report addressed both the social impacts of our operations in two of our principal countries of operation, Myanmar and Indonesia, and included, for those two countries plus Pakistan and the UK, a formal consultation exercise with our employees and shareholders. The findings contributed to the development of a set of performance indicators which in successive years will help us to improve and evaluate our performance from our different stakeholder perspectives.

During the next twelve months we will be evaluating our social performance in relation to some of our other stakeholder groups – governments, institutional investors, business partners, suppliers and contractors, community programme partners, and local communities in exploration and development areas.

Premier is criticised from time to time for operating in countries with political systems which are unacceptable to the international community. We respect these concerns. Our strategy of constructive engagement involves both the promotion of human rights, through dialogue with our host governments, and a commitment to achieving lasting improvements in the quality of life of local communities through investing in sustainable development projects designed to meet their needs. One of the new projects started over the last twelve months in the pipeline area in Myanmar is a reproductive health programme.

The programme goal is to improve reproductive health at the community level in the project villages. Key interventions include promotion of proper, safe and effective use of birth spacing, improving pregnancy and delivery care and the prevention of HIV/AIDS. The programme objective is to enhance knowledge, awareness and improved access to quality reproductive health services thereby leading to increased use of key reproductive health behaviours and services.

The first round of social accounting at Premier generated very useful feedback which resulted in us setting targets for improving our social performance. Responsibility for achieving these targets is shared amongst the managers in our business units. Significant progress has already been made and a detailed update on our achievements will appear on our web site (www.premier-oil.com) later in the year.

Dialogue with all of our stakeholder groups is ongoing in all the business units, and is now supported by the periodic formal consultation which will be reported in a series of regular social performance reports. These will be produced biannually from now on with the next one due during 2003. We remain committed to the process of external verification and evaluation of our social performance reports, and our verifiers (the University of Warwick's Corporate Citizenship Unit) will continue to verify both the accuracy of our reporting, and more importantly, evaluate the scope of our activities and processes followed.

In December 2001, a group of financial institutions launched 'Business Involvement in Myanmar – A Statement from Institutional Investors'. The statement highlighted some of the risks faced by companies (and their shareholders) with interests in Myanmar, but did not call for divestment. The statement called upon companies with operations in Myanmar to adopt responsible business practices so as to neither contribute to or perpetuate human rights abuses committed in the country. We are guided by their recommendations and are confident that our Business Principles, Social Performance Management System and efforts to promote human rights meet the criteria of the investor group. We continue to support a wide variety of community projects in our countries of operation, and we always endeavour to work with local agencies to select projects which can become self sustaining over time. We will address this systematically in our 2003 social performance report.

Our strategy of constructive engagement involves both the promotion of human rights, through dialogue with our host governments, and a commitment to achieving lasting improvements in the quality of life of local communities through investing in sustainable development projects designed to meet their needs.

It is the policy of Premier to ensure that the impact of the Group's activities on the health and safety of its employees and contractors will be reduced to a level which is as low as reasonably practicable. We believe that effective health and safety management is essential to the achievement of business excellence.

We achieved outstanding improvements in our health and safety performance in 2001. One of our key performance measures, also used by others in industry, is the lost time injury frequency (LTIF). In 2001 there were nine lost time injuries throughout our global operations, resulting in a LTIF of 1.24 lost time injuries per million man-hours worked. This was a significant improvement (48%) in our performance compared to the year 2000.

During the year 2001, we made considerable efforts to ensure world class management systems were in use throughout our operations and to achieve improved levels of health and safety performance. A systematic approach was introduced for the management of safety performance through project safety reviews and the development of safety cases for our operating facilities. Formal safety assessments were carried out for the Yetagun platform in Myanmar and the Anoa gas export platform, the Anoa early gas production and Gajah Baru projects in Indonesia. From these assessments, risk reduction measures were identified and programmes are being developed for their implementation.

An electronic accident and incident reporting system was developed in house and introduced across the Group during the year. The system provides the capability for reporting of incidents and accidents in real time from remote locations and facilitates better identification of trends enabling preventative actions to be taken. In 2001, there was also greater emphasis on the identification of accident root causes and the timely completion of remedial actions arising from accident and incident investigations.

In addition to our commitment to health and safety, we strive to achieve excellence in environmental standards and to fully understand the impacts that our operations have or could potentially have on the environment. We also aim to continually improve our environmental performance through setting objectives and targets.

A process for environmental impact assessment is now fully embedded into current operations and new business ventures. In 2001, we funded an independent international study into the wildlife and flora of the Kirthar National Park Area in Pakistan. This provided valuable baseline data to assess the impact of potential exploration activity.

Environmental impact assessments were completed for our projects in Dadhar, Dumbar and Kirthar in Pakistan and the Sinapa 1 well in Guinea Bissau during 2001. In addition, environmental management plans were completed for the Dadhar, Dumbar and Kirthar seismic projects and an oil spill contingency plan was written for the Sinapa 1 well.

Reporting of environmental incidents was enhanced during the year with environmental incidents included in the electronic accident and incident reporting system. Environmental incidents from any of our operations can be recorded and reviewed across the Group. Proactive and reactive environmental performance indicators were introduced and performance will be measured using these indicators during the forthcoming year.

2001 saw outstanding improvements in our health, safety and environmental performance across our global operations. The management of health, safety and environmental matters is of utmost importance to us and we are committed to achieving further improvements in the future.

2001 saw outstanding improvements in our health, safety and environmental performance across our global operations. The management of health, safety and environmental matters is of utmost importance to us and we are committed to achieving further improvements in the future.

Financial statements and notes

Sir David John, (63) became non-executive Chairman on 1 March 1998. He was non-executive Chairman of the BOC Group plc until 18 January 2002 and is a non-executive director of Balfour Beatty plc, The St Paul Companies Inc in Minnesota USA, The Welsh Development Agency, and Vice Chairman of British Trade International. He is Chairman of the Nomination Committee and a member of the Audit and Remuneration Committees.

Charles Jamieson, (57) Chief Executive is a Chartered Accountant and MBA. He became Premier's Finance Director in January 1981 after a career with Ernst & Young and Gulf Oil Corporation and became Chief Executive in 1992. He is a member of the Nomination Committee.

Richard Liddell, (54) joined Premier as Operations Director in July 2000 and has over 20 years experience in oil and gas exploration and production. Having previously been Director of Development at BG Exploration & Production and prior to that at Philips Petroleum Company, he has been responsible for the completion of major UK and international development projects.

John van der Welle, (46) Finance Director qualified as a Chartered Accountant with Arthur Andersen. He joined Premier in March 1999 having previously been Finance Director at Hardy Oil & Gas plc and before that spent nearly 12 years at Enterprise Oil plc, most recently as Group Treasurer.

Azam Alizai, (70) joined the Board as a non-executive director in March 1997. His career has included appointments as Director of the Oil, Gas and Mining Department of the International Finance Corporation and Chairman of West Pakistan Industrial Development Corporation and Sui Northern Gas Pipeline in Pakistan. He is a member of the Audit Committee.

Jennings Barclay Collins II, (57) joined the Board as a non-executive director in October 2001. He is currently Executive Vice President, General Counsel and a member of the Board of Directors of Amerada Hess Corporation. He is also a member of the Audit Committee.

Scott Dobbie, (62) joined the Board as a non-executive director in December 2000. His career has principally been in the City of London, where he has held senior posts, such as Managing Director of Wood Mackenzie and Chairman of Natwest Securities. He is currently Chairman of the Securities Institute as well as a Commissioner of the Jersey Financial Services Commission. He is also a director of The Edinburgh Investment Trust plc. He is a member of the Audit and Remuneration Committees.

Ronald Emerson, (55) joined the Board as a non-executive director in March 2001. He has held a number of senior positions in the banking sector, including senior roles at Bank of America, Nomura Bank and most recently with Standard Chartered Bank where he was Chief Executive of their Malaysia operations before becoming a Group Head of Corporate Banking. Between 1997 and 1998 he was a Senior Advisor to the Bank of England, and between 1998 and 2000 he was a Senior Advisor to the Financial Services Authority. He is a member of the Audit and Remuneration Committees.

Ian Gray, (63) joined the Board as a non-executive director in January 1996. He joined Amerada Hess in 1995 from Conoco, where he was Vice President of International Exploration and Production until May 2000. He is a member of the Audit Committee.

Dato' Mohamad Idris Mansor, (57) joined the Board as a non-executive director in November 1999. He is Senior Vice President, Exploration & Production Business of Petroliam Nasional Berhad (Petronas) in Kuala Lumpur, Malaysia. He joined Petronas in February 1976. He is a member of the Audit Committee.

Tan Sri Dato' Mohd Hassan Marican, (49) joined the Board as a non-executive director in November 1999. He is President and Chief Executive Officer of Petronas based in Kuala Lumpur, Malaysia. He is also the Chairman of Engen Ltd in South Africa.

Richard Mew, (45) joined the Board as a non-executive director in March 2002. He has held a number of positions in companies in the oil and gas industry, commencing with Shell International (Oman and Netherlands), Conoco (UK and USA) and currently Amerada Hess, based in the UK. His responsibilities include the development of new business opportunities within Amerada Hess' Europe, North Africa and Asia region.

John Orange, (59) joined the Board as a non-executive director in February 1997. He held a variety of senior international management and legal posts during his 30 years with the BP Group. He is the Company's senior independent non-executive director, Chairman of the Remuneration Committee, Chairman of the Audit Committee and a member of the Nomination Committee.

Compliance
The Company has established procedures and policies to ensure compliance with the code provisions set out in Section 1 of the Combined Code on Corporate Governance laid out in the Financial Services Authority Listing Rules. The Company has complied with these provisions for the entire reporting period except to the extent specified below.

The Board
The Board of Directors hold not less than eight meetings a year retaining full and effective control over the Group and monitoring executive management. The Board is responsible for overall Group strategy, acquisition and divestment policy, approval of major capital expenditure projects, corporate overhead costs and consideration of significant financing matters. No one individual has unfettered powers of decision. The Chairman's role is non-executive and the Chief Executive is supported by two experienced executive directors responsible for operations, development, production, finance and investor relations. The Board has a further nine non-executive directors with wide experience in commerce, as can be seen from their career histories in this report. In compliance with the Combined Code, Mr J R W Orange, who is Chairman of each of the Audit and Remuneration Committees, is identified as the Company's senior independent non-executive director. Matters reserved for Board decision are clearly laid down, including the appointment of the Company Secretary who is responsible for ensuring that Board procedures and rules are applied. Formal procedures are in place to enable individual Board members to take independent advice where appropriate. Details of the executive directors' service contracts are laid out on page 20.

Re-election of directors
In accordance with the Company's Memorandum and Articles of Association one third of directors retire each year, with their re-appointment being subject to the approval of shareholders. This requires directors to submit themselves for re-election at least every three years, in addition any director of the age of 70 or over who would not otherwise be required to retire, must retire by rotation.

The non-executive directors bring independent judgement to bear on issues of strategy, performance and resources including key appointments and standards of conduct. Non-executive directors comprise over one half of the Board. Of these, Sir David John, Messrs S J Dobbie, R V Emerson, I Gray and J R W Orange are considered to be wholly independent. Whilst the other non-executive directors, as a result of receiving consultancy fees from the Company or their relationship to a shareholder, might be considered not strictly to fall within this definition, the Board considers that this is outweighed by the range of experience and contribution they make to the Company. Selection of suitable non-executive directors is a matter for Board approval following recommendations made by the Nomination Committee.

Board committees
The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee, each of which has formal terms of reference approved by the Board.

An objective and professional relationship is maintained with auditors, Ernst & Young LLP. The Audit Committee, comprising only the non-executive directors, meets three times a year for a detailed review of the Group's accounts and its internal controls. Its members are Mr J R W Orange (Chairman), Messrs M A K Alizai, J B Collins II, S J Dobbie, R V Emerson, I Gray, Sir David John and Dato' Mohamad Idris Mansor.

The Remuneration Committee normally meets at least three times a year and determines the remuneration of the executive directors and senior employees. Its members are Mr J R W Orange (Chairman), Messrs S J Dobbie, R V Emerson and Sir David John. Full details of the directors' remuneration are shown in the Remuneration Report on pages 20 to 23.

The Nomination Committee meets at least once a year to consider the composition of the Board in relation to the appointment of new directors. Its members are Sir David John (Chairman), Messrs C J A Jamieson and J R W Orange.

The make-up of members of the Audit Committee, Nomination Committee and Remuneration Committee is in compliance with the Combined Code recommendation.

Internal control
The directors are responsible for establishing, maintaining and reviewing the Group's system of internal control. Internal control systems in any group are designed to meet the particular needs of that group and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against material misstatement or loss. The key procedures which the directors have established with a view to providing effective internal control are as follows:

Management of Business Risks – An ongoing process, in accordance with the Turnbull guidance, has been established for identifying, evaluating and managing risks faced by the Group. This is based on each business unit and corporate function producing a risk matrix which identifies the key business risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level.

The directors receive assurance directly from the business units and functional management through the completion of annual declarations confirming compliance with the Group's policies & procedures and risk management processes.

Premier has adopted a consistent framework model for application across the Group and an annual report is produced on compliance with that model and with the Group risk management process. The report is presented to the Audit Committee.

Monitoring – A comprehensive control manual is in force which regulates a wide range of day to day activities both in the UK and overseas offices including environmental controls, health and safety regulations and political risks. The application of internal control procedures is reviewed during visits to the overseas offices by head office staff. Audits are carried out by partners in joint ventures from time to time.

A process of business control reviews has been developed, and is being implemented across the Group. This process is designed to provide assurance to the Board that the Company is embedding effective risk management into its operations. The report of each review is presented to the Audit Committee.

During 2001 the key business risks identified were formally discussed by the Group Executive Committee on a semi-annual basis. This process will continue during 2002.

The Board will receive regular reports on any major problems that have occurred and how the risks have changed over the period under review.

Management Structure – The Board has overall responsibility for the Group and there is a formal schedule of matters specifically reserved for decision by the Board. Each executive director has been given responsibility for specific aspects of the Group's affairs. The executive directors together with key senior executives constitute the Executive Committee which normally meets weekly.

Corporate Accounting – Responsibility levels are communicated throughout the Group as part of corporate accounting and an authorisation manual which sets out, inter alia, authorisation levels, segregation of duties and other control procedures.

Quality and Integrity of Personnel – The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses.

Budgetary Process – There is a comprehensive budgeting system with an annual budget approved by the Board covering capital expenditure, cash flow, the profit and loss account and balance sheet. Monthly results are reported against budget, and revised forecasts for the year are prepared regularly.

Investment Appraisal – The Group has clearly defined procedures for capital expenditure. These include authority levels, commitment records and reporting, annual budget and detailed appraisal and review procedures. The authority of the directors is required for key treasury matters including changes to equity and loan financing, interest rate and foreign currency policy including hedging, oil price hedging, cheque signatories and opening of bank accounts. Comprehensive due diligence work is carried out if a business or an asset is to be acquired.

During 2001, the Board reviewed the Group's system of internal control and is satisfied that all the controls in place are adequate to provide reasonable assurance against any material misstatement or loss. The review is conducted on a regular basis and changes are made to internal control systems to capture any new risks or exposures arising as a result of changes to the business or the business environment.

Going concern

After making enquiries and in the light of the Group's loan facilities, the Group budget for 2002 and the medium term plans, the directors have reasonable expectation that the Group has adequate resources to continue operations for the foreseeable future. The going concern basis for the accounts has therefore continued to be adopted.

Communication with shareholders

Communication with shareholders is given significant attention. Extensive information about the Group's activities is provided in the Annual Report and Accounts and the Interim Report which are sent to shareholders. This year the Company has produced a separate Corporate Brochure highlighting Premier's capabilities and business principles, the document is available to all shareholders. There is regular dialogue with institutional investors, and enquiries from individuals on matters relating to their shareholding and the business of the Group are welcomed and are dealt with in a timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss the progress of the Group. The Company also maintains a web site (www.premier-oil.com) which provides detailed information on the Group's activities.

The Directors submit their report and the audited Group accounts for the year ended 31 December 2001.

Results and dividends

The Group's net profit for the year amounted to £20.3 million (2000: £6.1 million).

A dividend is not proposed.

Activities

The principal activities of the Group are oil and gas exploration, development and production. The Group operates through subsidiary undertakings and joint ventures, details of which are shown on page 37. A review of major activities, developments during the year and prospects for the future are included in the Chairman's statement and the financial and operations review.

Annual General Meeting

The 68th Annual General Meeting of the Company will be held on Friday 10 May 2002 at 11.30am. Notice of the meeting accompanies this report.

Share capital

The Company's authorised share capital is split between Ordinary and Non-Voting Convertible Shares as detailed below:

- £94,702,182.40 divided into 1,894,043,648 Ordinary Shares of 5 pence each; and
- £1,810,712.60 divided into 36,214,252 Non-Voting Convertible Shares of 5 pence each.

There were 665,053 Ordinary Shares issued under the Company's Share Option Schemes during the year. At the end of the year 17.94% of the authorised share capital of the Company remained unissued.

At the time of their creation (November 1999) the Non-Voting Convertible Shares of 5 pence each were divided equally and allotted to both Amerada Hess Ltd and Petronas International Corporation Ltd. As at 12 March 2002 the holders of Non-Voting Convertible Shares were entitled to convert 959,424 Convertible Shares into Ordinary Shares.

The authority given to the directors to allot shares at the 2001 Annual General Meeting was granted for a period of five years. The 2001 authority may be used, when applicable, for shareholders who wish to take their dividend in shares rather than in cash and for employees who exercise share options. It may also be used for the acquisition of assets by the Company should appropriate commercial opportunities arise, although at the present time the directors do not have any such plans, it is important for your Board to have this flexibility. The number of shares remaining under this authority is 248,588,339 (£12,429,416.95 in nominal value) being 15.69% of the issued share capital. A resolution to renew this authority for a further five year period will be put to the Annual General Meeting.

At the 2001 Annual General Meeting authority was given to the directors for one year to issue the unissued shares for cash either up to the full amount for a rights issue or up to 5% of the issued share capital, currently £3,960,733.59 for other opportunities. It is important for your Board to have this flexibility which is available for most companies. A resolution will be put to the Annual General Meeting to renew this authority.

Directors

The directors at the year-end and their interests in shares are shown in the Remuneration Report on pages 20 to 23 together with details of the remuneration of all directors who served during the year.

Directors holding office during the year were:

- Sir David John KCMG
- Mr Charles Jamieson
- Mr Richard Liddell
- Mr John van der Welle
- Mr Azam Alizai
- Mr Scott Dobbie
- Mr Ian Gray
- Dato' Mohamad Idris Mansor
- Tan Sri Dato' Mohd Hassan Marican
- Mr John Orange
- Mr Ronald Emerson – appointed non-executive director on 12 March 2001.
- Mr Rupert Lascelles – retired as non-executive director on 16 May 2001.

- Mr Sam Laidlaw – resigned as non-executive director on 20 September 2001.
- Mr Jennings Barclay Collins II – appointed non-executive director on 18 October 2001.
- Mr Christopher Chaloner – appointed non-executive director on 18 October 2001. Resigned 12 March 2002.

Director Election/Rotation:

- Messrs J B Collins II and R M Mew will offer themselves for election at the Annual General Meeting.
- Sir David John, Messrs M A K Alizai, I Gray and J A van der Welle, the directors retiring by rotation, being eligible, will offer themselves for re-election at the Annual General Meeting.

Contracts of Employment:

- Messrs C J A Jamieson and J A van der Welle have contracts of employment with a notice period for termination of 24 months.
- Mr R T Liddell has a contract of employment with a notice period for termination of 12 months.
- None of the non-executive directors retiring by rotation have service contracts.

Directors' interests

The beneficial interests of the directors who held office at the year-end, and of their families, in the Ordinary Shares of the Company are set out below:

	1 January 2001 (or date of appointment if later) Ordinary Shares	31 December 2001 Ordinary Shares	**As at 12 March 2002 Ordinary Shares**
S J Dobbie		100,000	**100,000**
C J A Jamieson	664,301	1,365,816	**1,660,012**
Sir David John*	117,000	167,000	**167,000**
R T Liddell		190,909	**383,840**
J R W Orange	50,000	50,000	**50,000**
J A van der Welle	150,000	531,818	**724,749**

Details of share options are shown later in this report on page 22.

* 17,000 shares are held by Sir David John's wife.

Substantial shareholders

At 12 March 2002 the Company had received notification from the following institutions of interests in excess of 3% of the issued Ordinary Share Capital of the Company:

	Number of shares	Percentage holding
Amerada Hess Ltd	386,779,940	25%
Petronas International Corporation Ltd	386,779,940	25%

Payment policy

The Group's policy in respect of its suppliers is to establish terms of payment when agreeing the terms of business transactions and to abide by the terms of payment. The Company acts as a holding company for the Group and does not have any trade creditors.

Health, safety and the environment

It is the stated policy of the Company to ensure that the impact of its activities on the health and safety of its employees will be reduced to a level that is as low as reasonably practicable and to strive to achieve excellence in environmental standards. The Company will ensure that its operations meet statutory requirements and that they are carried out with minimal environmental impact. Over and above its legal responsibilities, the Company commits to protect the health, safety and welfare of all its employees and of all personnel affected by and involved in its activities. This is in the Company's health, safety and environment management system, which is applied and communicated throughout the Company's operations. This system comprises a hierarchical structure of policies, standards, guidelines and procedures to ensure that corporate policies are cascaded throughout the Group's worldwide activities, that sufficient resources are made available within the organisation to achieve effective implementation and that performance is monitored and regularly reviewed.

Charitable contributions

During the year the Company made charitable contributions amounting to £28,850 (2000: £43,697).

Auditors

A resolution to reappoint Ernst & Young LLP as auditors will be put to the Annual General Meeting.

By Order of the Board
Stephen Huddle
Company Secretary
12 March 2002

The remuneration, including pensions and compensation payments, of all executive directors is determined by the Remuneration Committee and ratified by the Board. The Committee is composed entirely of non-executive directors and is chaired by Mr J R W Orange, who is the Company's senior independent director, and who was appointed on 1 February 1997. None of the executive directors of the Company are involved in determining their own remuneration.

The Committee consults with the Chief Executive and has access to professional advice from a leading firm of remuneration consultants, Inbucon-Meis. The Committee seeks to set remuneration at levels which ensure that directors and senior management are fairly and responsibly rewarded for their contributions. As recommended in the Combined Code on Corporate Governance, a proportion of the remuneration available to the executive directors relates to targets which have been selected in order to link rewards to enhanced performance of the Company and the individual. The Committee believes that it has fully discharged its responsibilities during 2001.

The Company's Articles of Association provide that the remuneration paid to non-executive directors is to be determined by the Board within the limits set by the shareholders.

Compliance
The Remuneration Committee complies with Schedule A of the Combined Code regarding best practice provisions on the design of performance related remuneration. The Company has given full consideration to the provisions regarding matters to be included in the Remuneration Report set out in Schedule B to the Combined Code.

Contracts of service
Messrs C J A Jamieson and J A van der Welle have contracts of employment with a notice period for termination of 24 months. The Remuneration Committee does not consider it in shareholders' interests to renegotiate these contracts. Mr R T Liddell has a contract of employment with a notice period of termination of 12 months. Non-executive directors do not have service contracts. In view of the statement in the Combined Code regarding the reduction of notice periods to one year, the Remuneration Committee reviewed the situation in 2000 and decided that any executive director appointed in the future will be subject to a one year notice period for termination.

Directors' remuneration and remuneration approach
The remuneration of the executive directors is regularly reviewed by the Remuneration Committee taking external advice. The remuneration package for the executive directors comprises basic salary, benefits, bonus, pension and a long term incentive scheme. Base salary is reviewed each year against other comparable companies in the oil sector and general market data with the object of ensuring that the base salary, when taken together with the rest of the package, provides a competitive but performance driven remuneration package. The annual bonus scheme can pay up to 50% of salary immediately in cash provided certain performance conditions are met; a deferred annual bonus also can pay up to 50% of salary for the same performance conditions but payment of this bonus is payable in shares and deferred for three years. The deferred element of the bonus is contingent upon the beneficiaries remaining in employment for three years from the date of the award, but is not dependent on any further performance related measures. From 2001 the long term incentive element consists of an award under the Executive Equity and Asset Incentive Scheme introduced in 2001 with shareholders' approval. This scheme provides a benefit, after three years, based upon the increase in the market value and asset value of the Company above certain pre-set levels.

The remuneration of the directors during the year was as follows:

	Salary and fees 2001 £'000	Benefits in kind† 2001 £'000	Annual cash bonus 2001 £'000	**Total 2001 £'000**	Total 2000 £'000
Executive directors					
C J A Jamieson	290.0	20.8	58.0	**368.8**	365.9
R T Liddell[1]	190.0	15.0	38.0	**243.0**	127.8*
J A van der Welle	190.0	16.8	38.0	**244.8**	257.8
Former directors					
S J Lowden[2]					178.9
R J O Lascelles[3]	9.3	8.7		**18.0***	24.2
Non-executive directors					
Sir David John (Chairman)	90.0			**90.0**	80.0
M A K Alizai[4]	25.0			**25.0**	15.0
J R W Orange	35.0			**35.0**	30.0
I Gray	25.0			**25.0**	10.7*
S J Dobbie	25.0			**25.0**	2.1*
R V Emerson[5]	20.2			**20.2***	
Total for all directors	899.5	61.3	134.0	**1,094.8**	1,092.4

Notes:
Mr W S H Laidlaw waived his fees of £18,300 for 2001 (2000: £18,300) and resigned from the Company on 20 September 2001.
Dato' Mohamad Idris Mansor and Tan Sri Dato' Mohd Hassan Marican waived their fees for 2001 of £18,300 (2000: £18,300).
Messrs C B Chaloner and J B Collins II joined the Company on 18 October 2001 and both waived their annual fees of £18,300.

1 Mr R T Liddell joined the Company on 3 July 2000.
2 Mr S J Lowden resigned from the Company on 1 November 2000.
3 Mr R J O Lascelles retired from the Company on 16 May 2001.
4 Mr M A K Alizai was paid US$116,600 (2000: US$116,600) for advisory services undertaken for the Group outside the UK.
5 Mr R V Emerson joined the Company on 12 March 2001.
† Benefits in kind represent car and fuel benefits and medical insurance.
* Part period only.

Annual bonus scheme

As indicated above the annual bonus has two elements, with up to 50% of salary payable immediately and a deferred shares element with up to 50% of salary payable in shares, which are held in trust for a period of three years. The performance measure for the annual bonus scheme for 2001 was a combination of financial and non financial measures. The financial measure was based upon actual cash flow against a target was set before the start of the year by the Remuneration Committee. The non financial measure was the achievement, by the whole team first, of progress toward the strategic intent of the business as set and determined by the Remuneration Committee and second, health, safety and environmental targets. The annual bonus scheme for the 2002 financial year has the same structure and maximum award level. The performance measures for 2002 are cash flow (up to 50% of the total bonus), achievement of strategic intent (up to 40% of the total bonus), and safety record (up to 10% of the total bonus). The receipt of the share-based element of the bonus is generally dependent upon the executive being in employment at the end of the three-year period. The bonus is non pensionable.

Shares held in trust for directors under this scheme awarded on 14 March 2001, and which will be released on 13 March 2004 are as follows:

	Shares to be purchased
C J A Jamieson	551,515
R T Liddell	190,909
J A van der Welle	381,818

Shares held in trust for directors under this scheme awarded on 12 March 2002, and which will be released on 11 March 2005 are as follows:

	Shares to be purchased
C J A Jamieson	293,670
R T Liddell	192,405
J A van der Welle	192,405

Pension schemes

Messrs C J A Jamieson and R J O Lascelles are members of the Premier Consolidated Oilfields plc Retirement and Death Benefits Plan (the 'Scheme'), from which Mr R J O Lascelles, a former executive director, receives a pension. The Scheme is a funded Inland Revenue approved final salary scheme, with a normal pension of up to two-thirds salary at the age of 60. Benefits are actuarially reduced on early retirement before age 60, while pensions increase in line with the lower of inflation or 5% per annum.

The Company has agreed to provide Messrs J A van der Welle and R T Liddell with a pension as if they were contributing members of the Premier Consolidated Oilfields plc Retirement and Death Benefits Plan, not subject to the earnings cap. For life insurance purposes Messrs J A van der Welle and R T Liddell are members of the Death Benefits Plan.

The pension entitlements of these directors earned during 2001 were as follows:

	Increase in accrued pension during the year[1] £'000	Accumulated total accrued pension at 31 December 2001[2] £'000	Accumulated total accrued pension at 31 December 2000 £'000	Transfer value of increase in accrued pension during the year[3] £'000
C J A Jamieson	12.0	152.5	136.0	163.5
R T Liddell	3.4	4.9	1.4	33.7
J A van der Welle	3.3	9.3	5.8	20.1

Notes:

1 The increase in accrued pensions during the year excludes the increase due to inflation.

2 The accumulated total accrued pension at year-end represents the deferred pension to which the director is entitled based on service to the end of the year.

3 The transfer value has been calculated on the basis of actuarial advice in accordance with the guidance note 'GN11: Retirement Benefit Schemes – Transfer Values' issued by the Institute of Actuaries and the Faculty of Actuaries, less the director's own contributions.

Members of the Scheme have the option to pay additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above table.

An amount of £15,737 was paid to Mr R J O Lascelles in respect of unfunded pension liabilities. An amount of £81,815 (2000: £79,486) was paid to Mr R C Shaw, a former Chairman, in respect of unfunded pension liabilities. Additionally, an amount of £26,586 (2000: £25,829) was paid to a former director, Mr J A Heath, in respect of unfunded pension liabilities.

Share option schemes

The Company believes that share ownership by executive directors and senior executives strengthens the link between personal interests and those of shareholders. The Company operates three share option schemes.

1985 share option scheme

Share options awarded under this scheme, can be exercised at the holder's discretion between three and ten years after being awarded. After ten years the options expire. No grant of options under this scheme has taken place since 1994.

1995 share option scheme

Options granted under the 1995 scheme are normally exercisable not less than three years after their date of grant and will lapse unless previously exercised on their tenth anniversary. Options cannot be exercised until pre-determined performance conditions have been achieved. For options granted prior to 2000 the performance requirement was that the share price plus the value of dividends paid must, measured at the end of any consecutive three-year period, have grown at a rate equal to or greater than the relevant peer group of companies over the same period. Options granted following this date are dependent upon growth in the Company's earnings per share of at least 3% pa compound above the retail price index over a three-year period.

Save As You Earn share option scheme 1999

Under this scheme, approved by shareholders on 18 May 1999, employees (including executive directors) with six months or more continuous service are invited within a period of 42 days of the announcement of the annual and interim results to join the scheme. Employees may save between £5 and £250 per month, through payroll deduction for a period of three or five years, after which time they can acquire shares at a discount of up to 20% of the market value set at the time of invitation.

Mr C J A Jamieson 1st invitation (1999): Mr Jamieson contracted to save £250 per month over a three-year period, which if he saves for the full term will entitle him to exercise options over 64,583 shares. These options were granted on 21 July 1999 at a discount of 20% of the market value set at the time of invitation to apply for the options. Each option is exercisable at 15p and can be exercised between 1 September 2002 and 1 March 2003.

Mr J A van der Welle 2nd invitation (2000): Mr van der Welle contracted to save £250 per month over a three-year period, which if he saves for the full term will entitle him to exercise options over 86,495 shares. These options were granted on 24 April 2000 at a discount of 20% of the market value set at the time of invitation to apply for the options. Each option is exercisable at 11.2p and can be exercised between 1 June 2003 and 31 December 2003.

Gains made on directors' share options

No director exercised options in 2001 (2000: Nil).

Directors' interests in share options

Share options held beneficially by the directors during the financial year were as follows:

Date exercisable	Expiry date	Exercise price (pence)	C J A Jamieson	R J O Lascelles**	R T Liddell	J A van der Welle	Total
02.01.94	02.01.01	53.247	115,500	115,500			231,000
03.01.95	03.01.02	28.095	262,500				262,500
30.03.96	30.03.03	26.190	210,000				210,000
27.04.97	27.04.04	28.500	160,000				160,000
18.10.97	18.10.04	25.500	150,000				150,000
26.04.01*	26.04.06	31.750	576,000				576,000
07.04.02*	07.04.07	40.000	576,000				576,000
16.04.03*	16.04.08	37.250	576,000				576,000
06.04.02*	06.04.09	13.500				1,666,666	1,666,666
06.04.03*	06.04.09	13.500				1,666,667	1,666,667
06.04.04*	06.04.09	13.500				1,666,667	1,666,667
29.10.02*	29.10.09	17.250	1,800,000				1,800,000
20.04.03*	19.04.10	12.500	1,040,000				1,040,000
18.09.03*	17.09.10	14.000	3,714,285		1,285,714		4,999,999
Total at 1 January 2001			**9,180,285**	**115,500**	**1,285,714**	**5,000,000**	**15,581,499**
Options granted*							
15.03.04	14.03.11	16.500			1,090,909	545,454	1,636,363
Options lapsed							
02.01.94	02.01.01	53.247	115,500	115,500			231,000
Total at 31 December 2001			**9,064,785**	**0**	**2,376,623**	**5,545,454**	**16,986,862**

* Options granted under the 1995 share option scheme.

**Mr Lascelles retired as a non-executive director of the Company on 16 May 2001.

Since the year-end 262,500 options held by Mr C J A Jamieson have lapsed (3 January 2002). There have been no other changes in share options held by directors since the year-end.

The market price of the Company's shares at 31 December 2001 was 16.75p (29 December 2000: 15.25p) and the range during 2001 was 24.75–15.25p.

Premier Oil plc Executive Equity and Asset Incentive Scheme

The Executive Equity and Asset Incentive Scheme is a 'one-off' scheme designed to reward an improvement in the asset value of the business and the market value of the Company over a three-year period. The scheme therefore has two bonus pools, each pool being dependent upon one of the following two performance measures. The executive directors participate in the scheme as well as some 30 other executives. The equity bonus pool is created by comparing the market value calculated by reference to the average share price for the three months prior to the start of the period (16 May 2001) with the market value similarly calculated three years later. The asset bonus pool is based upon the increase in the appraised net asset value of the business over a three-year period – from the start of 2001 to the end of 2003. In either case there is no bonus pool unless there has been an increase in the relevant measure of at least 12% compound per annum. When a growth of 12% compound per annum has been achieved then a bonus pool is created which is equal to 1% of the increase in that measure. When the growth is 25% or more compound per annum, then a bonus pool is created which is equal to 2.5% of the increase in that measure. Between the above two points a proportionate calculation is undertaken. Vesting under either pool is dependent upon the Remuneration Committee being satisfied that there has been an improvement in the performance of the Company over the three-year period.

The bonus pools are then distributed up to 33% to the executive directors, 40% to other executives and the remainder on a discretionary basis. The individual participation is calculated as the number of participation points that they have been awarded when compared to the aggregate number of participation points awarded.

Mr C J A Jamieson was granted 290 participation points and Messrs R T Liddell and J A van der Welle were both awarded 190 participation points in the executive directors pool on 16 July 2001.

The benefits under the scheme are paid half in cash and half in shares (by dividing the cash value by the share price on the day prior to release of the award). The cash payment shall be released in 2004. The shares have an additional holding period of six months.

Premier Oil plc Share Incentive Plan

Under this plan, which was approved by shareholders in May 2001, employees may enter into a savings contract to acquire shares in the Company, or make contributions to acquire shares ('Partnership Shares'). Alternatively, or in addition to the Partnership Shares, the Board may, in its discretion, award a number of shares to each employee being an outright award of shares ('Free Shares'), on such basis as determined by the Board i.e. profit share or subject to performance, and/or if an employee agrees to buy a certain number of Partnership Shares, the Company may match the number of Partnership Shares bought with an award of shares ('Matching Shares'), on such basis as determined by the Board but which may not exceed two matching shares for each Partnership Share.

The Company made an award of Free Shares to all Company employees in the UK and overseas on the 8 February 2002 of 526 shares per employee. An award of this amount was therefore made to each executive director. These shares will be held in a trust for a period of three years after which each director may either hold the shares in his name, or sell them provided the director is in employment at the end of the three-year period.

Approved by the Board
12 March 2002

Statement of directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year; and the profit and loss account shall give a true and fair view of the profit or loss of the Company and of the Group for the financial year. In preparing the accounts the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent; and
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the members of Premier Oil plc
We have audited the Group's financial statements for the year ended 31 December 2001 which comprise the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Group Reconciliation of Movements in Shareholders' Funds, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, the related notes 1 to 24, and the accounting policies. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Chairman's Statement, Financial and Operations Review, Social Performance Summary, Health, Safety and Environment Summary, Board of Directors, Corporate Governance Statement, Report of the Directors, Remuneration Report, Statement of Directors' Responsibilities, Five Year Summary, Reserves Report and Worldwide Licence Interests. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered auditor
London
12 March 2002

Accounting convention
The accounts are prepared under the historical cost convention and in accordance with the Oil Industry Accounting Committee Statement of Recommended Practice – 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' and applicable accounting standards, including the adoption of the standards mentioned below.

The Group adopted FRS 15 – 'Tangible Fixed Assets' for the year ended 31 December 2000 and the accounting policy concerning accounting for the cost, valuation and depreciation of tangible fixed assets has been expanded accordingly. This resulted in no material adjustment. The Group also adopted FRS 16 – 'Current Tax' and FRS 18 – 'Accounting Policies'. These resulted in no change to existing Group policies and had no effect on the Group for the year 2000 or prior years. Adoption of FRS 19 – 'Deferred Tax' for the year ended 31 December 2000 resulted in a prior year adjustment as disclosed in the statement of total recognised gains and losses.

FRS 17 – 'Retirement Benefits' is effective for the Group's 2001 year-end reporting. The accounts contain the transitional requirements specified within this standard.

Consolidation
The Group accounts consolidate the accounts of Premier Oil plc and all its subsidiary undertakings drawn up to 31 December each year. No profit and loss account is presented for the Company as provided by Section 230 of the Companies Act 1985. Entities in which the Group holds an interest on a long term basis and are jointly controlled by the Group and one or more other venturers under a contractual arrangement are treated as joint ventures. In the Group accounts Premier's proportion of operating profit or loss, exceptional items, interest, taxation, gross assets and gross liabilities of the joint ventures are included ('gross equity method').

Turnover
Turnover represents the sales value of the Group's share of petroleum production during the year. Revenue receivable under take-or-pay gas sales contracts in respect of undelivered volumes is accounted for as deferred income.

Fixed assets
a) Capitalisation of oil and gas expenditure The Group follows the full cost method of accounting under which all expenditure relating to the acquisition, exploration, appraisal and development of oil and gas interests is capitalised in one of six cost pools: UK, Southern Europe, Far East, Pakistan, Australia and International. Proceeds on disposal of an interest are credited to the relevant cost pool.

Intangible fixed assets consisting of expenditure on significant new exploration areas and licences are excluded from the capitalised tangible cost pools pending determination of commercial reserves. Capitalised exploration expenditure is carried forward until either it is declared part of a commercial development or the licence area is abandoned, at which point the relevant total is transferred to the relevant tangible cost pool. The financing cost of borrowings in respect of a field development and related foreign exchange gains and losses are capitalised until production commences from that field.

b) Depreciation Amortisation of expenditure held in each tangible cost pool is provided using the unit of production method based on entitlement to proved and probable reserves of oil and gas and estimated future development expenditure expected to be incurred to access these reserves. Changes in reserves are accounted for prospectively. Pipeline assets are depreciated on a unit of throughput basis. Depreciation on other fixed assets is provided on a straight line basis to write them off over their estimated useful lives but not exceeding five years.

c) Impairment of value An estimate of the discounted future net revenues is made where there are indicators of impairment and compared to the net capitalised expenditure held in each cost pool. Where, in the opinion of the directors, there is an impairment, tangible asset values are written down accordingly through the profit and loss account.

Decommissioning
Provision for decommissioning is recognised in full at the commencement of oil and gas production. The amount recognised is the present value of the estimated future expenditure. A corresponding tangible fixed asset is also created at an amount equal to the provision. This is subsequently depreciated as part of the capital costs of the production facilities. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed asset.

Stores, crude oil and products
These are valued at the lower of cost and net realisable value. Under and over lifts of crude oil and stocks relating to production are recorded at market value.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Petroleum taxes are provided on a unit of production basis over the estimated remaining life of each producing field. The total tax for each producing field is calculated after deducting all expenditure incurred on that field. Deferred petroleum taxes are provided for on the difference between the amount of tax calculated on the unit of production basis and current tax payable.

Translation of foreign currencies

In the accounts of individual companies, transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the period end. Any gain or loss arising from a change in exchange rate subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

For the purposes of consolidation the closing rate method is used under which translation gains and losses on the opening net assets of overseas undertakings are shown as a movement in reserves. Profit and loss accounts of overseas undertakings and foreign branches are translated at the average exchange rate for the period. Exchange differences on foreign currency loans, to the extent that they relate to investments in operations accounted for in foreign currencies, are taken to reserves.

Pension costs

The cost of providing pension benefits is charged to the profit and loss account over the period of service of employees.

Royalties

Royalties are charged as production costs to the profit and loss account in the period in which the related production is accounted for.

Leasing and hire purchase commitments

Rentals payable for assets under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments ('derivatives') to manage its exposure to changes in foreign currency exchange rates, interest rates and oil price fluctuations.

Foreign currency forward contracts are used to hedge future foreign currency commitments. Gains and losses on these contracts are recognised at maturity.

The Group may enter into interest rate swap transactions in its management of interest rate exposure. Interest rate swap agreements involve the exchange of fixed and floating interest rate payment obligations without exchange of the underlying principal amounts. The results of these transactions are recognised in interest expense in the period hedged by the agreements.

Gains and losses arising on oil price derivatives are recognised in revenues from oil production when hedged volumes are sold.

The Group only undertakes derivative transactions that directly relate to the underlying business of the Group.

Consolidated profit and loss account
For the year ended 31 December 2001

	Note	Pre exceptional items 2001 £ million	Exceptional items 2001 £ million	Total 2001 £ million	2000 £ million
Turnover					
Group and share of joint ventures		213.8		213.8	115.7
Less: share of joint ventures' turnover		(47.0)		(47.0)	(16.3)
Group turnover	1	166.8	–	166.8	99.4
Cost of sales	2	(97.1)		(97.1)	(65.4)
Exceptional provision for oil and gas assets	2		(42.0)	(42.0)	
Gross profit		69.7	(42.0)	27.7	34.0
Administrative costs		(7.1)		(7.1)	(7.2)
Other operating income					2.1
Group operating profit		62.6	(42.0)	20.6	28.9
Share of operating profit in joint ventures		26.0		26.0	6.3
Total profit: Group and share of joint ventures		88.6	(42.0)	46.6	35.2
Profit on disposal of investment	10, 11		42.2	42.2	0.6
Net interest payable: Group	5	(26.7)		(26.7)	(14.5)
Joint ventures	5	(13.0)		(13.0)	(7.7)
Exchange gains*		0.5		0.5	3.4
Profit on ordinary activities before tax		49.4	0.2	49.6	17.0
Tax: Group	6	(22.8)		(22.8)	(8.7)
Joint ventures	6	(6.5)		(6.5)	(2.2)
Profit after tax		20.1	0.2	20.3	6.1
Earnings per share (pence) – basic and diluted	7			1.28	0.39

* Exchange gains relate wholly to the Group.

Consolidated statement of total recognised gains and losses
For the year ended 31 December 2001

	2001 £ million	2000 £ million
Net profit for the year excluding share of profits of joint ventures	13.8	9.6
Share of joint ventures' profits/(losses) for the year	6.5	(3.5)
Net profit for the year attributable to members of the parent company	20.3	6.1
Exchange difference on retranslation of net assets of subsidiary undertakings	1.2	8.0
Exchange difference on retranslation of net assets of joint ventures	(0.5)	0.6
Total recognised gains relating to the year	21.0	14.7
Prior year adjustment		(32.8)
Total gains/(losses) recognised since the last annual report	21.0	(18.1)

Group reconciliation of movements in shareholders' funds
For the year ended 31 December 2001

	2001 £ million	2000 £ million
Total recognised gains relating to the year	21.0	14.7
New shares issued	0.1	
Total movements during the year	21.1	14.7
Shareholders' funds at 1 January	290.5	275.8
Shareholders' funds at 31 December	311.6	290.5

Results relating to joint ventures are those of Premier-Kufpec Pakistan BV and Global Resources Ltd. Further details are provided in note 11 to these accounts.

Balance sheets
As at 31 December 2001

	Note	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Fixed assets					
Intangible assets	8	**30.4**	46.7		
Tangible assets	9	**464.3**	494.1	**0.1**	0.1
Investments	10	**11.7**	19.1	**692.3**	692.4
Investments in joint ventures:	11				
Share of gross assets		**257.7**	257.1		
Share of gross liabilities		**(176.6)**	(158.6)		
Total fixed assets		**587.5**	658.4	**692.4**	692.5
Current assets					
Stocks		**12.8**	19.3		
Debtors, including amounts due after one year	12	**95.4**	75.9	**193.6**	3.8
Cash and short term deposits	15	**84.4**	27.2		
Total current assets		**192.6**	122.4	**193.6**	3.8
Creditors: amounts falling due within one year	13	**(67.6)**	(103.4)	**(375.8)**	(230.4)
Net current assets/(liabilities)		**125.0**	19.0	**(182.2)**	(226.6)
Total assets less current liabilities		**712.5**	677.4	**510.2**	465.9
Creditors: amounts falling due after one year including convertible debt	14,15	**(355.0)**	(347.6)	**(218.2)**	(214.2)
Deferred income	14	**(4.4)**			
Provision for liabilities and charges	17	**(41.5)**	(39.3)		
Net assets		**311.6**	290.5	**292.0**	251.7
Capital and reserves					
Share capital	19	**79.2**	79.2	**79.2**	79.2
Share premium account	20	**138.0**	137.9	**138.0**	137.9
Capital reserve	20	**14.5**	14.5	**14.5**	14.5
Merger reserve	20	**68.2**	68.2	**68.2**	68.2
Profit and loss account	20	**11.7**	(9.3)	**(7.9)**	(48.1)
Total equity shareholders' funds		**311.6**	290.5	**292.0**	251.7

Approved by the Board on 12 March 2002
Sir David John
C J A Jamieson
Directors

The accounting policies on pages 26 to 27 and notes on pages 31 to 52 form part of these accounts.

Consolidated cash flow statement
For the year ended 31 December 2001

	Note	2001 £ million	2000 £ million
Net cash inflow from operating activities	21a	**111.1**	42.0
Returns on investment and servicing of finance			
Interest received		**1.5**	7.0
Interest paid		**(31.2)**	(22.2)
Loan issue costs			(2.0)
		(29.7)	(17.2)
Taxation			
UK corporation tax paid		**(6.2)**	(0.8)
UK petroleum revenue tax paid		**(15.5)**	(15.9)
Overseas taxes paid		**(1.3)**	
		(23.0)	(16.7)
Capital expenditure and financial investments			
Payments to acquire fixed assets		**(60.9)**	(137.5)
Increase shareholding in listed investment		**(2.4)**	
Investment of funds refundable from joint venture*		**(7.1)**	
Investment of funds in joint venture		**(2.2)**	(3.9)
		(72.6)	(141.4)
Acquisitions and disposals			
Proceeds from sale of investment			0.7
Receipt arising from establishment of new joint venture		**72.9**	
		72.9	0.7
Management of liquid resources†			
Net change in deposits		**(46.7)**	127.3
		(46.7)	127.3
Financing			
Issue of ordinary share capital		**0.1**	
Share issue costs paid			(0.5)
Net cash inflow/(outflow) from financing		**0.1**	(0.5)
Increase/(decrease) in cash		**12.1**	(5.8)
Cash generated after interest and taxation		**58.4**	8.1
Cash flow generated per share (pence)		**3.7**	0.5

* Amounts refundable result from working capital adjustments arising from the joint venture's change in equity in the Bhit gas field during the course of the year.

† The Group includes as liquid resources term deposits of less than one year and government securities.

Cash flows for the year ended 31 December 2001 excludes the cash flows of the joint ventures in accordance with FRS 9 – 'Associates and Joint Ventures'.

1 Geographical analysis

a) Turnover represents amounts invoiced exclusive of sales related taxes for the Group's share of oil and gas sales.

	2001 £ million	2000 £ million
Group turnover by origin and destination		
UK	**109.8**	68.4
Indonesia (destination Singapore)	**57.0**	31.0
Total Group turnover	**166.8**	99.4
Joint venture turnover by origin and destination		
Pakistan	**18.8**	10.2
Myanmar (destination Thailand)	**28.2**	6.1
	213.8	115.7
Group operating profit/(loss) before tax		
UK	**39.1**	14.0
Albania	**(0.1)**	(0.1)
Australia	**(0.2)**	(0.2)
Indonesia	**23.8**	14.3
Other overseas		0.9
	62.6	28.9
Exceptional provision for oil and gas assets and investment		
UK	**(12.1)**	
Albania	**(17.6)**	
Australia	**(8.5)**	
Other overseas	**(3.8)**	
	(42.0)	–
Group operating profit	**20.6**	28.9
Share of operating profit in joint ventures – Pakistan	**13.1**	6.1
– Myanmar	**12.9**	0.2
Profit on disposal of investment	**42.2**	0.6
Net interest	**(39.7)**	(22.2)
Exchange gains	**0.5**	3.4
Profit on ordinary activities before tax	**49.6**	17.0
Net assets		
UK	**131.5**	142.8
Albania		15.6
Australia	**11.7**	19.0
Indonesia	**327.5**	303.4
Myanmar	**24.2**	24.2
Other overseas	**8.0**	9.9
	502.9	514.9
Share of net assets of joint ventures		
Pakistan	**45.0**	59.8
Myanmar	**36.1**	38.7
	584.0	613.4
Unallocated net borrowings	**(272.4)**	(322.9)
Total net assets	**311.6**	290.5

1 Geographical analysis continued

b) *Turnover for the year ended 31 December 2001 excludes amounts due from the gas buyers under take-or-pay contracts, whereby they must* pay for minimum levels of gas made available in each contract period irrespective of whether the gas is taken or not. Amounts invoiced but not taken for the year 2001 were valued at £21.7 million. The gas buyer has the right to lift a quantity of gas equivalent to the volume paid for under the take-or-pay contracts at a future date at no cost to the buyer, subject to various contracted rights and obligations.

2 Cost of sales

	2001 £ million	2000 £ million
Operating costs	**47.7**	26.9
Royalties	**5.2**	6.0
Amortisation and depreciation of tangible fixed assets:		
Oil and gas	**42.7**	31.1
Other	**1.0**	1.0
Amortisation of decommissioning assets	**0.5**	0.4
	97.1	65.4

Exceptional provision for oil and gas assets

	2001 £ million	2000 £ million
Impairment write-down of:		
Tangible fixed assets	**33.5**	
Investments	**8.5**	
	42.0	–

The Group has made a provision in respect of non-core tangible assets held in the UK pool of £12.1 million, the Pakistan pool of £0.4 million, the International pool of £3.4 million and the Southern Europe pool of £17.6 million. The write-down on investment relates to the Group's shareholding in Australian Worldwide Exploration NL.

3 Auditors' remuneration

	2001 £ million	2000 £ million
Audit services*	**0.3**	0.2
Non-audit services – UK	**0.2**	0.3
	0.5	0.5

* Of this, £10,000 (2000: £10,000) relates to the Company.

The non-audit services include VAT, remuneration, pension and share option scheme advisory services. Additionally, from time to time, services are provided in relation to commercial activities and corporate transactions.

4 Employee costs

	2001 £ million	2000 £ million
Staff costs, including executive directors:		
Wages and salaries	**12.4**	12.7
Social security costs	**0.6**	0.4
Pension costs*	**1.4**	1.1
	14.4	14.2

* Of this, the cost of the defined contribution scheme was £358,454 (2000: £130,107).

	2001 Number	2000 Number
Average number of employees during the year:		
Technical and operations	**287**	268
Management and administration	**201**	177
	488	445

A proportion of the above, representing time spent on exploration and development activities, is capitalised.

Details of directors' emoluments, in aggregate and by director, together with details of pension entitlements, share options held and bonus payments, are shown in the Remuneration Report on pages 20 to 23.

5 Interest

a) Interest receivable/(payable) – Group

	2001 £ million	2000 £ million
Receivable:		
Short term deposits	**1.6**	6.2
	1.6	6.2
Payable:		
Convertible capital bonds	**(2.2)**	(2.2)
Bank loans and overdrafts	**(9.5)**	(10.6)
Guaranteed senior notes	**(14.9)**	(14.7)
Unwinding of discount on decommissioning provision	**(0.7)**	(0.4)
Other	**(1.0)**	(1.6)
	(28.3)	(29.5)
Interest charges capitalised		8.8
Net interest payable – Group	**(26.7)**	(14.5)

Interest charges capitalised represent cost of borrowings in respect of field developments for which full production had not yet commenced. These finance charges were capitalised at a rate of 7.82% pa in 2000, being the weighted average of rates applicable to general borrowings outstanding during that year.

5 Interest continued

b) Interest receivable/(payable) – joint ventures

	2001 £ million	2000 £ million
Receivable:		
Short term deposits	**0.6**	0.2
	0.6	0.2
Payable:		
Long term bonds – Yetagun project loan	**(13.5)**	(11.7)
Unwinding of discount on decommissioning provision	**(0.1)**	
	(13.6)	(11.7)
Interest charges capitalised		3.8
Net interest payable – joint ventures	**(13.0)**	(7.7)

Interest charges capitalised represent cost of borrowings in respect of field developments for which full production had not yet commenced. These finance charges were capitalised at a rate of 10.93% pa in 2000, being the weighted average of rates applicable to the finance outstanding during that year.

6 Tax on profit on ordinary activities

a) Analysis of charge in period

Group	2001 £ million	2000 £ million
Current tax:		
UK corporation tax on profits of the period	**8.8**	0.7
Adjustments in respect of previous periods		(1.3)
	8.8	(0.6)
Petroleum revenue tax	**11.3**	15.5
Overseas tax	**2.9**	1.3
Total current tax (note 6b)	**23.0**	16.2
Deferred tax:		
UK tax	**(3.5)**	(0.3)
Petroleum revenue tax	**1.6**	(7.1)
Overseas tax	**1.7**	(0.1)
Total deferred tax (note 17)	**(0.2)**	(7.5)
Tax on profit on ordinary activities of Group	**22.8**	8.7
Joint ventures		
Deferred tax:		
Overseas tax	**6.5**	2.2
Total deferred tax	**6.5**	2.2
Tax on profit on ordinary activities of joint ventures	**6.5**	2.2

6 Tax on profit on ordinary activities continued

b) Factors affecting tax charge for period

The tax assessed in the period is higher than the standard rate of corporation tax in the UK (30%). The difference is explained below:

	2001 £ million	2000 £ million
Group profit on ordinary activities before tax	**36.6**	18.4
Group profit on ordinary activities before tax @ 30%	**11.0**	5.5
Effects of:		
Expenses not deductable for tax purposes	**0.4**	0.2
Accounting depreciation in excess of tax depreciation	**7.5**	0.1
Taxable income not credited to profit and loss account		0.9
Allowable deduction not debited to profit and loss account (primarily petroleum revenue tax)	**(4.9)**	(4.7)
Current tax losses not utilised	**8.2**	
Current tax not related to profit before tax (primarily petroleum revenue tax)	**11.3**	15.5
Adjustments relating to prior years		(1.3)
Exceptional items	**(0.1)**	
Overseas tax	**(10.4)**	
Current tax charge for period	**23.0**	16.2

c) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets. Such gains would become taxable only if the assets were sold without it being possible to claim rollover relief. The total amount not provided is £3.6 million (2000: £3.6 million). At present, it is not envisaged that any tax will become payable in the forseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the forseeable future.

7 Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of ordinary shares in issue during the year. The diluted earnings per share allows for the full conversion of the convertible capital bond and the full exercise of outstanding share purchase options (note 19) and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax		Weighted average number of shares		Earnings per share	
	2001 £ million	2000 £ million	2001 millions	2000 millions	2001 pence	2000 pence
Basic	**20.3**	6.1	**1,584**	1,583	**1.28**	0.39
Convertible loan	**2.2**	2.2	**27**	27	*	*
Outstanding share options	**0.5**	0.5	**73**	66	*	*
Diluted	**23.0**	8.8	**1,684**	1,676	**1.28**	0.39

* As earnings per share are increased when taking the convertible loan and outstanding share options into account, they are ignored in the calculation of diluted earnings per share.

8 Intangible fixed assets

	Oil and gas properties					
	UK £ million	Southern Europe £ million	Far East £ million	Pakistan £ million	International £ million	Total £ million
The Group						
Cost						
At 1 January 2001	26.8	0.1	16.8	0.3	2.7	46.7
Exchange movements	0.5		0.3		0.1	0.9
Additions during the year		0.1	6.6	0.1	3.4	10.2
Transfer to tangible fixed assets	(5.8)	(0.2)	(17.7)	(0.4)	(3.3)	(27.4)
At 31 December 2001	**21.5**	**–**	**6.0**	**–**	**2.9**	**30.4**

9 Tangible fixed assets

	Oil and gas properties								
	UK £ million	Southern Europe £ million	Far East £ million	Australia £ million	Pakistan £ million	International £ million	Pipeline assets £ million	Other fixed assets† £ million	Total £ million
The Group									
Cost									
At 1 January 2001	489.3	30.6	272.8	0.4	0.4	29.0	76.8	8.4	907.7
Exchange movements	8.6	0.5	3.9			0.5	1.6		15.1
Additions during the year*	22.4	2.2	7.2				0.5	0.6	32.9
Transfer from intangible fixed assets	5.8	0.2	17.7		0.4	3.3			27.4
Disposals			(20.6)						(20.6)
At 31 December 2001	**526.1**	**33.5**	**281.0**	**0.4**	**0.8**	**32.8**	**78.9**	**9.0**	**962.5**
Amortisation and depreciation									
At 1 January 2001	336.0	15.6	26.2	0.4	0.4	29.0		6.0	413.6
Exchange movements	5.7	0.3	0.5			0.4			6.9
Charge for the year	31.8		10.4				1.0	1.0	44.2
FRS 11 write-downs	12.1	17.6			0.4	3.4			33.5
At 31 December 2001	**385.6**	**33.5**	**37.1**	**0.4**	**0.8**	**32.8**	**1.0**	**7.0**	**498.2**
Net book value									
At 31 December 2001	**140.5**	**–**	**243.9**	**–**	**–**	**–**	**77.9**	**2.0**	**464.3**
At 31 December 2000	153.3	15.0	246.6	–	–	–	76.8	2.4	494.1
The Company									
Cost									
At 1 January 2001	0.7					1.1		0.6	2.4
Additions during the year								0.1	0.1
At 31 December 2001	**0.7**	**–**	**–**	**–**	**–**	**1.1**	**–**	**0.7**	**2.5**
Amortisation and depreciation									
At 1 January 2001	0.7					1.1		0.5	2.3
Charge for the year								0.1	0.1
At 31 December 2001	**0.7**	**–**	**–**	**–**	**–**	**1.1**	**–**	**0.6**	**2.4**
Net book value									
At 31 December 2001	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**0.1**	**0.1**
At 31 December 2000	–	–	–	–	–	–	–	0.1	0.1

* Additions are net of farm-out receipts.
† Other fixed assets comprise short leasehold property, which cost £0.5 million and accumulated depreciation £0.4 million, office equipment and motor vehicles.

The impairment test has been carried out using a 10% nominal discount rate, US$/£ exchange rate of 1.46 and an oil price forecast of US$20.0 (2002), US$17.5 (2003), escalated at 3% pa thereafter.

Cost of the Group at 31 December 2001 includes capitalised interest of £19.1 million (2000: £18.7 million). The movement relates to exchange differences on capitalised interest balances.

10 Investments

	Fixed asset investments		Subsidiary	
	Listed £ million	Unlisted £ million	undertakings £ million	Total £ million
The Group				
Cost				
At 1 January 2001	19.1	0.1		19.2
Acquisition of shares	2.4			2.4
Exchange movement	(1.3)			(1.3)
At 31 December 2001	**20.2**	**0.1**	**–**	**20.3**
Amounts provided				
At 1 January 2001		0.1		0.1
Provision for write-down	8.5			8.5
Net book value				
At 31 December 2001	**11.7**	**–**	**–**	**11.7**
At 31 December 2000	19.1	–	–	19.1
The Company				
Cost				
At 1 January 2001			713.7	713.7
Disposal			(0.1)	(0.1)
At 31 December 2001	**–**	**–**	**713.6**	**713.6**
Amounts provided				
At 1 January and 31 December 2001			21.3	21.3
Net book value				
At 31 December 2001	**–**	**–**	**692.3**	**692.3**
At 31 December 2000	–	–	692.4	692.4

The market value of the listed investments at 31 December 2001 was £8.6 million (2000: £5.5 million). The market value of the listed investments at 12 March 2002 was £12.6 million.

Principal subsidiary undertakings of the Company, all of which are 100% owned, are as follows:

Name of company	Business and area of operation	Country of incorporation or registration
Premier Oil Exploration Ltd*	Exploration, production and development, UK	Scotland
Premier Pict Petroleum Ltd*	Exploration, production and development, UK	Scotland
PCO Trading Ltd*	Oil trading, UK	England & Wales
PCO Finance Ltd	Investment, UK	Jersey
Premier Consolidated Oilfields Finance BV*	Investment and exploration, Europe	Netherlands
Premier Petroleum Myanmar Ltd*	Exploration and development, Myanmar	Hong Kong
Premier Oil Natuna Sea BV*	Exploration, production and development, Indonesia	Netherlands
Premier Oil Australia Pty Ltd*	Holding Company, Australia	Australia
Premier Oil Holdings Ltd	Holding Company, UK	England & Wales

10 Investments continued

Investments in other entities are as follows:

Name of company	Business and area of operation	Classification	Ordinary shares held %	Country of incorporation or registration
Premier-Kufpec Pakistan BV*	Exploration and production, Pakistan	Joint venture	50.0	Netherlands
Anglo Albanian Petroleum Ltd*	Exploration and production, Albania	Joint arrangement	50.0	Jersey
Taninthayi Pipeline Company Ltd*	Pipeline operations, Myanmar	Joint arrangement	26.7	Grand Cayman
Global Resources Ltd*	Production and development, Myanmar	Joint venture	50.0	Labuan
Australian Worldwide Exploration NL†	Exploration and production, Australia, New Zealand and Argentina	Fixed asset investment	22.9	Australia

* Held through subsidiary undertakings.

† Since 31 December 2001, AWE has made a placement of approximately 23 million shares to institutional investors plus 3.4 million shares to existing shareholders reducing Premier's shareholding to 18.6% of the issued capital of AWE. The investment in AWE is not accounted for as an associate under FRS 9 – 'Associates and Joint Ventures' due to Premier not having significant influence over the operating and financial policies of AWE.

The Group accounts for joint arrangements which are not entities by recording its share of the arrangement's assets, liabilities and cash flows.

In 2001, the Company disposed of a subsidiary undertaking for consideration of £5. The Company realised a loss on disposal but there was no gain or loss to the Group.

In 2000, the Group disposed of its 26.8% investment in Baker Jardine and Associates Ltd.

11 Investments in joint ventures

	2001 £ million	2000 £ million
Cost		
At 1 January	**98.5**	89.6
Share of profit/(loss) retained by joint venture	**6.5**	(3.5)
Reduction of investment arising from sale to Kufpec	**(27.8)**	
Additional investment in joint venture	**2.1**	3.9
Group interest capitalised into joint venture assets		0.9
Exchange movement	**1.8**	7.6
At 31 December	**81.1**	98.5

Under FRS 9 – 'Associates and Joint Ventures' the Group accounts for its 50% share in Premier-Kufpec Pakistan BV (PKP) and 50% share of Global Resources Ltd as interests in joint ventures. The remaining 50% interest in Global Resources Ltd is owned by Petronas International Corporation Ltd.

During the year, the Group announced that it was unwinding its joint venture, Premier Shell Pakistan BV, such that the Group would receive back its original assets along with a 12% interest in the Bhit field. Simultaneously, a new joint venture was set up between Premier and Kufpec by Premier selling to Kufpec 50% of its Pakistan assets (including the 12% interest in Bhit) in return for cash consideration of $105 million and a 7.89% working interest in the Kadanwari gas field. This resulted in a £42.2 million profit on disposal which has been recognised as an *exceptional item in the accounts.*

Premier's share of the net assets of PKP and Global Resources Ltd at 31 December 2001 was:

	Note	2001 £ million	2000 £ million
Fixed assets		**216.3**	226.8
Current assets			
Stocks		**2.2**	2.5
Debtors		**26.8**	24.8
Cash and short term deposits		**12.4**	3.0
Total current assets		**41.4**	30.3
Total assets		**257.7**	257.1
Creditors: amounts falling due within one year		**(28.8)**	(27.0)
Total assets less current liabilities		**228.9**	230.1
Creditors: amounts falling due after one year		**(103.9)**	(112.3)
Deferred income	14	**(27.2)**	(11.8)
Provision for liabilities and charges		**(16.7)**	(7.5)
Net assets		**81.1**	98.5

12 Debtors

	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Trade debtors	**31.3**	42.6	**0.4**	0.3
Amounts owed by subsidiary undertakings			**191.8**	0.6
Other debtors	**52.1**	20.5	**0.9**	2.4
Prepayments	**3.6**	4.8		
Taxation recoverable	**8.4**	8.0	**0.5**	0.5
	95.4	75.9	**193.6**	3.8

Amounts owed to the Company by subsidiary undertakings of £191.8 million (2000: £0.6 million) are not expected to be repaid within the next year, and are therefore classified as due after more than one year.

Taxation recoverable includes £0.8 million (2000: £0.8 million) advance corporation tax which will be relieved against mainstream corporation tax payable after more than one year.

13 Creditors: Amounts falling due within one year

	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Trade creditors	**15.7**	25.9		
Amounts owed to subsidiary undertakings			**369.2**	224.5
Corporation tax	**6.0**	0.1		
Other taxes and social security costs	**1.1**	1.0		
Interest payable	**8.4**	11.9	**5.6**	5.5
Other creditors	**2.8**	11.3	**0.4**	0.4
Accruals	**33.6**	53.2	**0.6**	
	67.6	103.4	**375.8**	230.4

Included in trade creditors are amounts which relate to the Group's exploration and development activities, and those of operated joint ventures.

14 a) Creditors: Amounts falling due after one year including convertible debt

	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Loans due after more than one year (note 15)	**356.8**	350.1	**191.8**	187.9
Issue costs	**(1.8)**	(2.5)	**(0.8)**	(0.9)
Amounts owed to subsidiary undertakings			**27.2**	27.2
	355.0	347.6	**218.2**	214.2
b) Deferred income				
Indonesia – West Natuna Gas	**4.4**			
	4.4	–	–	–

In addition, the joint ventures had accumulated deferred income of £27.2 million attributable to the Yetagun field. This deferred income forms part of the net assets of the joint venture, as disclosed under note 11.

15 Borrowings

	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Amounts falling due after one year:				
Bank loans	**137.0**	134.2		
US$55 million 7.44% series A guaranteed senior notes due 2005*	**37.7**	36.9	**37.7**	36.9
US$20 million 7.56% series B guaranteed senior notes due 2008*	**13.7**	13.4	**13.7**	13.4
US$55 million 7.56% series C guaranteed senior notes due 2008*	**37.7**	36.9	**37.7**	36.9
US$150 million 7.44% guaranteed senior notes due 2008*	**102.7**	100.7	**102.7**	100.7
8% convertible capital bonds due 2005	**28.0**	28.0		
Total long term borrowings	**356.8**	350.1	**191.8**	187.9
Cash:				
Cash at bank and in hand	**14.5**	4.1		
Short term deposits	**69.9**	23.1		
Total cash	**84.4**	27.2	**–**	–
Net borrowings	**272.4**	322.9	**191.8**	187.9

* Jointly issued with another Group company and guaranteed by certain subsidiary undertakings.

As at 31 December 2001 US$200 million has been drawn under the US$250 million bank revolving credit facility.

The US$55 million 7.56% series C guaranteed senior notes due 2008 have a range of maturities from 2006 to 2008.

The US$150 million 7.44% guaranteed senior notes due 2008 have a range of maturities from 2004 to 2008.

The terms and conditions for bank loans and the guaranteed senior notes include certain covenants which require early repayment in the event of a breach.

The 8% convertible capital bonds due in 2005 were issued by a subsidiary undertaking and guaranteed by the Company on a subordinated basis. The bonds are convertible into Ordinary Shares of the Company between 1993 and 2005 and have a conversion price of £1.04, subject to adjustment in the event of capitalisation or rights issue and are redeemable at par on 31 March 2005 at the option of the bondholder. Alternatively the issuing subsidiary undertaking is entitled to require conversion of the bonds from 1 April 1995 until final maturity at par.

In a liquidation, bank loans and the guaranteed senior notes rank pari passu to all creditors of the Group other than the 8% convertible capital bond which has been issued on a subordinated basis.

	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Bank loans analysed by maturity:				
Amounts falling due:				
In more than one year, but not more than two years	**137.0**			
In more than two years, but not more than five years		134.2		
	137.0	134.2	**–**	–
Other loans analysed by maturity:				
Amounts falling due:				
In more than two years, but not more than five years	**134.8**	105.2	**106.9**	77.2
In five years or more by instalments	**85.0**	110.7	**84.9**	110.7
	219.8	215.9	**191.8**	187.9
Total long term borrowings	**356.8**	350.1	**191.8**	187.9

16 Obligations under leases

	Group 2001 £ million	Group 2000 £ million
Amounts paid under operating leases:		
Operating lease rentals paid – other operating leases	**5.2**	
	5.2	–
Annual commitment under non-cancellable operating leases which expire:		
– Within one year	**16.7**	
– In two to five years	**12.9**	2.2
– Over five years	**15.7**	38.3
	45.3	40.5

17 Provision for liabilities and charges

	Group 2001 £ million	Group 2000 £ million
Decommissioning costs	**7.6**	6.8
Warranties	**1.6**	
Deferred petroleum revenue tax	**8.6**	7.0
Deferred corporation tax	**18.3**	21.8
Deferred overseas tax	**5.4**	3.7
	41.5	39.3

Decommissioning costs	Group 2001 £ million	Group 2000 £ million
At 1 January	**6.8**	4.9
Revision arising from change in estimate of future decommissioning costs	**0.1**	1.8
Unwinding of discount on decommissioning provision	**0.7**	0.5
Provision release		(0.4)
	7.6	6.8

All decommissioning costs in the Group relate to UK oil and gas interests, which are provisionally expected to be incurred between 2002 and 2025. Decommissioning is also provided for in respect of the joint venture in Pakistan.

Warranties	Group 2001 £ million	Group 2000 £ million
At 1 January		
Charge for year	**1.6**	
	1.6	–

The charge represents amounts warranted to Kufpec under the agreement on entering into the joint venture with Premier. These warranties relate to pre-effective date amendments to tax balances that may or may not occur in the future.

17 Provision for liabilities and charges continued

Deferred petroleum revenue tax*	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
At 1 January	**7.0**	14.1		
Charge for year	**1.6**			
Provision release		(7.1)		
	8.6	7.0	–	–
Deferred corporate taxes*				
At 1 January	**21.8**	22.1		
Provision release	**(3.5)**	(0.3)		
	18.3	21.8	–	–
Deferred overseas tax*				
At 1 January	**3.7**	3.8		
Charge for year	**1.7**	0.9		
Provision release		(1.0)		
	5.4	3.7	–	–

* The majority of deferred tax balances arise as a result of timing differences in relation to capital allowance deductions.

18 Financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the financial and operations review on pages 4 to 9 of this report.

Short term debtors and creditors have been excluded from the following disclosure, except currency risk disclosures as permitted by FRS 13 – 'Derivatives and Other Financial Instruments: Disclosures'.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group as at 31 December 2001 was:

				Fixed rate	
Currency	Fixed rate £ million	Floating rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	3.3
US$	191.8	137.0	328.8	7.5	4.3
	219.8	**137.0**	**356.8**	**7.5**	**4.2**

The interest rate profile of the financial liabilities of the Group as at 31 December 2000 was:

				Fixed rate	
Currency	Fixed rate £ million	Floating rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed years
Sterling	28.0		28.0	8.0	4.3
US$	187.9	134.2	322.1	7.5	5.4
	215.9	**134.2**	**350.1**	**7.5**	**5.2**

The floating rate financial liabilities comprise bank borrowings bearing interest at rates set by reference to US$ LIBOR.

18 Financial instruments continued

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group as at 31 December 2001 was:

Currency	Fixed rate £ million	Floating rate £ million	Interest-free £ million	Total £ million	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Cash and short term deposits						
Sterling		64.4	1.9	66.3		
US$		5.5	12.5	18.0		
Other			0.1	0.1		
	–	**69.9**	**14.5**	**84.4**	**–**	**–**
Investments						
Aus$			11.7	11.7		
Total	**–**	**69.9**	**26.2**	**96.1**	**–**	**–**

The interest rate profile of the financial assets of the Group as at 31 December 2000 was:

Currency	Fixed rate £ million	Floating rate £ million	Interest-free £ million	Total £ million	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average period for which rate is fixed years
Cash and short term deposits						
Sterling		18.6		18.6		
US$		4.4	4.1	8.5		
Other		0.1		0.1		
	–	**23.1**	**4.1**	**27.2**	**–**	**–**
Investments						
Aus$	0.2	–	18.9	19.1	7.0	0.1
Total	**0.2**	**23.1**	**23.0**	**46.3**	**7.0**	**0.1**

The floating rate cash and short term deposits comprise deposits placed on the money markets for periods ranging from overnight to three months.

Cash of £14.5 million (2000: £4.1 million) on which no interest is paid relates to balances available to meet immediate operating payments and are therefore only held for short periods interest-free.

The interest-free investments are equity shares in AWE held as a long term investment. At 31 December 2000, the fixed rate investment comprised of convertible notes held in AWE bearing interest at 7% pa, redeemable into equity shares upon demand. These were converted into equity shares in 2001.

18 Financial instruments *continued*

Currency risk

The table below shows the extent to which the Group has monetary assets and liabilities in currencies other than the functional currency of the operating company involved. These exposures give rise to the net exchange gains and losses recognised in the profit and loss account. At 31 December 2001, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities) in £ million			
Functional currency	Sterling	US$	Other	Total
Sterling		(2.5)		(2.5)
US$	(10.5)		(0.1)	(10.6)
	(10.5)	**(2.5)**	**(0.1)**	**(13.1)**

The currency risk attributable to net monetary assets and liabilities at 31 December 2000 was:

	Net foreign currency monetary assets/(liabilities) in £ million			
Functional currency	Sterling	US$	Other	Total
Sterling		(4.2)		(4.2)
US$	5.3		1.9	7.2
	5.3	**(4.2)**	**1.9**	**3.0**

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities other than short term creditors such as trade creditors and accruals are set out in note 15.

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at the year-end are:

	2001 £ million	2000 £ million
Expiring in more than one year, but not more than two years	**34.2**	
Expiring in more than two years, but not more than five years		33.6
	34.2	33.6

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities:

	2001		2000	
	Carrying amount £ million	Estimated fair value £ million	Carrying amount £ million	Estimated fair value £ million
Long term financial assets				
Fixed asset investments	**11.7**	**11.7**	19.1	5.5
Primary financial instruments held or issued to finance the Group's operations				
Cash and short term deposits	**84.4**	**84.4**	27.2	27.2
Bank loans	**(137.0)**	**(137.0)**	(134.2)	(134.2)
8% convertible capital bonds	**(28.0)**	**(26.5)**	(28.0)	(23.0)
Guaranteed senior notes	**(191.8)**	**(192.3)**	(187.9)	(186.2)
Derivative financial instruments held or issued to hedge the Group's exposure on expected future sales				
Forward commodity contracts		**2.6**		2.2

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. The estimated fair values have been determined using market information and appropriate valuation methodologies but are not necessarily indicative of the amounts that the Group could realise in the normal course of business. In the case of the guaranteed senior notes where no market value is readily available, fair value has been determined by discounting the expected cash flows at prevailing interest and exchange rates.

18 Financial instruments continued

Hedges

	Total gains £ million
2001	
Unrecognised gains on hedges at 31 December 2001	**2.6**
of which: gains expected to be recognised in 2002	2.6
2000	
Gains arising in 2000 that were not recognised in 2000	2.2
of which: gains expected to be recognised in 2001	2.2

19 Share capital

	31 December 2001 5p shares	31 December 2001 £	31 December 2000 5p shares	31 December 2000 £
Ordinary Shares				
Authorised	**1,894,043,648**	**94,702,182**	1,894,043,648	94,702,182
Called up, issued and fully paid	**1,547,784,814**	**77,389,241**	1,547,119,761	77,355,988
Non-Voting Convertible Shares				
Authorised	**36,214,252**	**1,810,713**	36,214,252	1,810,713
Called up, issued and fully paid	**36,214,252**	**1,810,713**	36,214,252	1,810,713

The Company has share option schemes under which options to subscribe for the Company's shares have been granted to certain executives and employees.

During the year there were no shares issued under the 1985 scheme as no share options were exercised. The following options were outstanding at 31 December 2001 under the 1985 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
03.01.1995	03.01.2002	1,514,500	28.095
30.03.1996	30.03.2003	630,000	26.190
06.04.1996	06.04.2003	162,750	25.238
27.04.1997	27.04.2004	805,000	28.500
18.10.1997	18.10.2004	942,000	25.500
		4,054,250	

The following options were outstanding at 31 December 2001 under the 1995 share option scheme:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
24.10.1998	24.10.2005	75,000	27.500
26.04.2001	26.04.2006	974,400	31.750
07.04.2002	07.04.2007	1,029,400	40.000
16.04.2003	16.04.2008	1,649,400	37.250
13.10.2003	13.10.2008	300,000	22.000
06.04.2002	06.04.2009	1,666,666	13.500
06.04.2003	06.04.2009	1,666,667	13.500
06.04.2004	06.04.2009	1,666,667	13.500
27.04.2002	27.04.2009	6,600,000	18.750
29.10.2002	29.10.2009	9,500,000	17.250
20.04.2003	19.04.2010	11,744,000	12.500
18.09.2003	17.09.2010	14,637,404	14.000
15.03.2004	14.03.2011	10,994,985	16.500
26.10.2004	25.10.2011	3,101,636	18.000
		65,606,225	

19 Share capital continued

The following options were outstanding at 31 December 2001 under the Save As You Earn Option Scheme 1999:

Exercise date	Expiry date	Ordinary Shares	Option price (pence)
01.09.2002	01.03.2003	679,411	15.000
01.09.2004	01.03.2005	276,750	15.000
01.06.2003	01.12.2003	826,891	11.200
01.06.2005	01.12.2005	464,060	11.200
01.06.2004	01.12.2004	462,842	14.400
01.06.2006	01.12.2006	609,371	14.400
		3,319,325	

The Company has taken advantage of the exemption in UTIF 17 for Inland Revenue approved SAYE schemes.

Under the Premier Oil plc Executive Equity and Asset Incentive Scheme, discussed on page 23, half of the awards released under this scheme will be paid in shares which may either be purchased in the market or issued by the Company. A decision as to which approach will be followed will be taken by the Board prior to the time the scheme matures, taking into account the number of shares required and the performance of the Company share price.

Non-Voting Convertible Shares

The rights and restrictions attached to the Non-Voting Convertible Shares are as follows:

Dividend rights:

The rights of the holders of Non-Voting Convertible Shares to receive dividends shall rank pari passu in all respects with the rights of the holders of the Ordinary Shares in relation to dividends.

Winding up or reduction of capital:

On return of capital on a winding up or otherwise (other than on conversion, redemption or purchase of shares) the rights of the holders of the Non-Voting Convertible Shares to participate in the distribution of the assets of the Company available for distribution shall rank pari passu in all respects with the rights of the holders of Ordinary Shares.

Voting rights:

The holders of Non-Voting Convertible Shares shall be entitled to receive notice of, but not to attend, vote or speak at, any General Meeting of the Company.

Conversion:

The Non-Voting Convertible Shares shall be converted into fully paid Ordinary Shares on the basis of one Ordinary Share for every Non-Voting Convertible Share so converted, at the times and manner as follows:

- Upon transfer of Non-Voting Convertible Shares to the Company with duly executed and stamp stock transfer forms in respect of such shares.
- Where any person who is a holder of the Non-Voting Convertible Shares ceases to be a permitted holder (a person to whom a Non-Voting Convertible Share is originally issued and any person of subsidiary undertaking or holding company which holds the Non-Voting Convertible Shares).
- Upon the issue of Ordinary Shares by the Company pursuant to the exercise of share options under any of the Premier share option schemes.
- Effective 1 October 2001, each holder of Non-Voting Convertible Shares has the right to require the Company to convert some or all of its Convertible Shares into Ordinary Shares.
- As at 12 March 2002, the holders of Non-Voting Convertible Shares were entitled to convert 959,424 Convertible Shares into Ordinary Shares following the issue of Ordinary Shares by the Company.

20 Reserves

	Share premium account £ million	Capital reserve £ million	Merger reserve £ million	Profit and loss account £ million
The Group				
At 1 January 2001	137.9	14.5	68.2	(9.3)
Shares issued	0.1			
Exchange difference†				0.7
Retained profit for the year				20.3
At 31 December 2001	**138.0**	**14.5**	**68.2**	**11.7**
The Company				
At 1 January 2001	137.9	14.5	68.2	(48.1)
Shares issued	0.1			
Retained profit for the year				40.2
At 31 December 2001	**138.0**	**14.5**	**68.2**	**(7.9)**

† Exchange difference is on translation of net assets of operations accounted for in foreign branches and countries and includes exchange differences on foreign currency loans that relate to investments in operations accounted for in foreign currencies.

21 Group consolidated cash flow statement analysis

a) Reconciliation of operating profit to net cash flow from operating activities

	2001 £ million	2000 £ million
Operating profit	**20.6**	28.9
Amortisation	**44.2**	32.5
Asset write-down	**42.0**	
Exchange translation difference	**0.4**	(2.4)
Decrease/(increase) in stocks	**4.1**	(9.8)
Increase in debtors	**(4.3)**	(21.0)
Increase in creditors	**4.1**	13.8
Net cash inflow from operating activities	**111.1**	42.0

b) Reconciliation of net cash flow to movement in net debt

	2001 £ million	2000 £ million
Increase/(decrease) in cash in the period	**12.1**	(5.8)
Cash outflow/(inflow) from movement in liquid resources	**46.7**	(127.3)
Change in net debt resulting from cash flows	**58.8**	(133.1)
Exchange translation difference	**(8.3)**	(19.1)
Decrease/(increase) in net debt in the period	**50.5**	(152.2)
Opening net debt	**(322.9)**	(170.7)
Closing net debt	**(272.4)**	(322.9)

c) Analysis of net debt

	At 1 January 2001 £ million	Cash flow £ million	Exchange movements £ million	At 31 December 2001 £ million
Cash in hand and at bank	**4.1**	**12.1**	**(1.7)**	**14.5**
Debt due after one year	**(350.1)**		**(6.7)**	**(356.8)**
Short term deposits	**23.1**	**46.7**	**0.1**	**69.9**
Total net debt	**(322.9)**	**58.8**	**(8.3)**	**(272.4)**

22 Capital commitments and guarantees

At 31 December 2001 the Group had capital commitments on exploration and development licences totalling £1.4 million (2000: £9.7 million), £0.1 million as retainer fees for its alliance partners (2000: £0.2 million), performance guarantees £0.2 million (2000: £0.4 million) and customs guarantees £0.2 million (2000: £0.2 million).

As at 31 December 2001 the Group's share of joint venture capital commitments totalled £13.2 million (2000: £24.4 million), and customs guarantees £9.6 million (2000: £22.5 million).

At 31 December 2001 the Company had no capital commitments other than the retainer fees £0.1 million (2000: £0.2 million), performance guarantees £0.2 million (2000: £0.4 million) and customs guarantees £0.2 million (2000: £0.2 million). The Company also has guarantees for the convertible capital 8% bond as detailed in note 15.

23 Group pension schemes

The Group operates a defined benefit pension scheme in the UK – The Premier Consolidated Oilfields plc Retirement and Death Benefits Plan. The Scheme was closed to new members (aside from the provision of insured death in service benefits) in 1997 and a new scheme, being a defined contribution scheme, was started. All schemes are funded by the payment of contributions to separately administered trust funds. Current service costs will increase as the members approach retirement.

The pension costs for the Scheme are determined with the advice of an independent qualified actuary. The last formal valuation was undertaken as at 1 January 2001 using the attained age method and market related funding assumptions. The market value of the Scheme assets was £8.9 million. On the method and the assumptions adopted at the time, the assets covered 98% of the members' accrued benefits based on projected pensionable salaries. The employer's contribution rate to the Scheme was increased from 20.5% to 22.3% of pensionable salaries with effect from 1 November 2001. Based upon the method and assumptions adopted for the valuation, this was projected to eliminate the deficit over the expected future working lifetime of the Scheme's active membership. The ratio of the Scheme's assets to its liabilities under the Minimum Funding Requirement (MFR) was 98%.

The principal financial assumptions adopted for this actuarial valuation were:

Rate of investment return	6.5% pa
Rate of salary increases	4.8% pa
Rate of pension increases	2.8% pa

The following figures have been prepared in compliance with the transitional provisions of FRS 17 – 'Retirement Benefits' by a qualified independent actuary on the basis of the membership data current as at 31 December 2001.

Major assumptions used at 31 December 2001:

Discount rate	5.8% pa
Salary growth	4.5% pa
Price inflation	2.5% pa
Increases to pensions in payment	2.5% pa

Market value of the Scheme's assets at 31 December 2001:

	Expected rate of return	Assets £ million
Equities	7.2% pa	4.2
Bonds	5.2% pa	3.7
Cash	4.0% pa	–

Value of the Scheme's assets and liabilities at 31 December 2001:

	Assets £ million
Total value of Scheme assets	7.9
Present value of Scheme liabilities	10.4
Deficit in the Scheme	(2.5)

The actuarial assessment of the Scheme's funded status under FRS 17 effectively excludes any possibility of future investment gains relative to the returns currently available on corporate bonds; in particular, no allowance is made for 'equity outperformance'. In practice, the Scheme invests in both equities and bonds and the future funding of the Scheme will continue to have regard to the statutory obligations in respect of the MFR and to conventional funding assessments. In respect of the latter, the Scheme actuary has confirmed his opinion that the shortfall of assets below liabilities on the Scheme's funding basis as at year-end was some £950,000.

23 Group pension schemes continued

No payments were made in respect of unfunded pensions other than those disclosed in the remuneration report on pages 20 to 23.

Total payments made to date in respect of these unfunded pension contributions, including those made during 2001, were £672,884. At 31 December 2001, the remaining obligation for accrued benefits in respect of unfunded pensions are estimated to be £1.4 million.

24 Other related party transactions

During the year the Group entered into transactions with other related parties. These transactions arise in the ordinary course of business and mainly comprise the advancement of funds to meet the obligations of common interests in oil and gas joint ventures. Transactions during the year and balances outstanding at 31 December are as follows:

	Ownership of the Company's ordinary voting shares %	Funds advanced to related party £ million	Funds received from related party £ million	Net payable to related party £ million
Related party				
Amerada Hess Ltd				
2001	25.0	23.2		1.5
20007	25.0	18.3	26.9	2.0
Petronas International Corporation Ltd				
2001	25.0			
2000	25.0			

The Group has contracted for Amerada Hess to market the Group's crude oil sales from the Fife area fields for which Amerada Hess charge a marketing fee. During the year to 31 December 2001, Amerada Hess charged total fees of £20,315 (2000: £28,713).

During 2001, the Group sold a 40% interest in the Ujung Pangkah field to Amerada Hess Ltd for $30 million. The proceeds from the sale have been received since the end of the financial year.

Financials		2001	2000	1999 (restated)	1998 (restated)	1997*
Turnover	(£ million)	**213.8**	115.7	89.5	104.6	166.2
Profit/(loss) before tax	(£ million)	**49.6**	17.0	(16.7)	(128.0)	72.9
Net profit/(loss) for the period after tax	(£ million)	**20.3**	6.1	(27.7)	(169.8)	50.3
Pro forma profit after tax	(£ million)	**34.5**	14.2			
Cash flow after interest and tax	(£ million)	**58.4**	8.1	(1.7)	32.9	90.5
Shareholders' funds	(£ million)	**311.6**	290.5	275.8	161.7	332.0
Net debt	(£ million)	**272.4**	(322.9)	(170.7)	(288.7)	(174.7)
Per share statistics						
Earnings/(loss) per share (basic and diluted)	(pence/share)	**1.28**	0.39	(2.50)	(16.37)	4.72
Dividend per share	(pence/share)					0.61
Reserves per share – year-end	(boe/share)	**0.29**	0.31	0.42	0.45	0.22
Cash flow per share	(pence/share)	**3.7**	0.5	(0.2)	3.2	8.8
Issued shares – average	(million)	**1,584**	1,583	1,108	1,037	1,028
Operations						
Production (working interest basis)	(mboepd)	**40.9**	27.5	29.1	35.5	43.9
Proved and probable reserves (working interest basis)	(mmboe)	**469.1**	488.4	460.4	469.9	226.3
Employees – UK	(number)	**52**	48	60	70	62
– Overseas	(number)	**436**	397	325	329	174
Key indices						
Realised average oil price	(£ per boe)	**17.52**	14.22	9.22	8.14	11.30
Average exchange rates	($/£)	**1.44**	1.52	1.62	1.66	1.63
Closing exchange rates	($/£)	**1.46**	1.49	1.61	1.66	1.65

* 1997 has not been restated for the effects of FRS 19 as it would be impractical to do so.

Shareholder information

Analysis of Ordinary shareholdings as at 12 March 2002

Size of shareholding	Total number of holders	%	Total number of shares	%
1–5,000	15,775	66.61	27,753,356	1.79
5,001–10,000	3,566	15.06	26,643,748	1.72
10,001–50,000	3,533	14.92	74,647,050	4.82
50,001–100,000	376	1.59	27,518,755	1.78
100,001–500,000	276	1.17	61,213,215	3.95
500,001 and over	156	0.65	1,330,303,062	85.94
Total	23,682	100.00	1,548,079,186	100.00

Dealing information
FT Share Price Service – Telephone: 0906 8433711
SEAQ short code – PMO
Teletext page number – 514

Financial calendar
Announcements
Interim – September 2002
Preliminary – March 2003

Reserves
As at 31 December 2001

Group proved plus probable reserves

	Working interest basis									
	UK		Southern Europe	Pakistan		Far East		Total		
	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Gas bcf	**Oil and NGLs mmbbls**	**Gas bcf**	**Oil, NGLs and Gas mmboe**
Group										
At 1 January 2001	36.7	36	16.5			16.6	887	69.8	923	250.2
Revisions[1]	0.9		(16.5)					(15.6)		(15.6)
Discoveries and extensions[2]	0.3						171	0.3	171	35.1
Acquisitions and divestments[3]							(171)		(171)	(34.8)
Other[4]										1.1
Production	(5.7)	(4)				(1.8)	(10)	(7.5)	(14)	(10.5)
At 31 December 2001	**32.2**	**32**	**–**	**–**	**–**	**14.8**	**877**	**47.0**	**909**	**225.5**
Joint ventures – Group share										
At 1 January 2001				0.4	376	21.9	867	22.3	1,243	238.2
Revisions[1]					11				11	1.7
Discoveries and extensions[2]				0.6	178			0.6	178	26.2
Acquisitions and divestments[3]					(125)				(125)	(20.9)
Other[4]										2.8
Production					(13)	(0.4)	(11)	(0.4)	(24)	(4.4)
At 31 December 2001	**–**	**–**	**–**	**1.0**	**427**	**21.5**	**856**	**22.5**	**1,283**	**243.6**
Total Group and Group share of joint ventures										
At 1 January 2001	36.7	36	16.5	0.4	376	38.5	1,754	92.1	2,166	488.4
Revisions[1]	0.9		(16.5)		11			(15.6)	11	(13.9)
Discoveries and extensions[2]	0.3			0.6	178		171	0.9	349	61.3
Acquisitions and divestments[3]					(125)		(171)		(296)	(55.7)
Other[4]										3.9
Production	(5.7)	(4)			(13)	(2.2)	(21)	(7.9)	(38)	(14.9)
At 31 December 2001	**32.2**	**32**	**–**	**1.0**	**427**	**36.3**	**1,733**	**69.5**	**2,192**	**469.1**
Total Group and Group share of joint ventures										
Proved developed	20.0	9		0.1	124	11.4	596	31.5	729	165.5
Proved undeveloped	4.1	5		0.7	218	12.8	638	17.6	861	170.8
Probable developed	2.3	1				3.2	195	5.5	196	42.7
Probable undeveloped	5.8	17		0.2	85	8.9	304	14.9	406	90.1
At 31 December 2001	**32.2**	**32**	**–**	**1.0**	**427**	**36.3**	**1,733**	**69.5**	**2,192**	**469.1**

Notes:

1 Revisions include an upgrade on the Fergus, Mordred and Telford fields in the UK, on the Qadirpur field in Pakistan, and a downgrade of the reserves in Albania.

2 Discoveries and extensions relate to reserves being recognised in respect of the Zamzama field in Pakistan where commercial terms have been agreed for the sale of gas, and the inclusion of Pangkah reserves.

3 Acquisitions and divestments reflect the sale of the Pangkah field within the year and adjustment of the reserve base to reflect the change in the investment in the joint venture in Pakistan.

4 Gas volumes have been converted to oil equivalent volumes on the basis of individual gas fields' calorific values. The impact of using current calorific values compared to the historical values previously used is recorded in the 'other' category.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.

The Group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which includes reflection of the terms of the production sharing contracts in Indonesia, Albania and Myanmar. On a working interest basis the reserves decreased by 4.4 mmboe before production of 14.9 mmboe. On an entitlement basis reserves declined by 29.3 mmboe, giving total entitlement reserves of 381.7 mmboe as at 31 December 2001.

The above table excludes the Group's unbooked proved plus probable reserves of 48 mmboe, pending commercialisation of these reserves.

Premier's worldwide licence interests at 12 March 2002

	Licence	Block	Operator	Equity %	Field
Albania	Patos Marinza		Anglo-Albanian	25.00	Patos
	Dumre (withdrawing)		Anglo-Albanian	25.00	
Denmark	1/95	5503/2,3 5603/30,31	Amerada	20.00	
Germany	B20 008/55	A2,3,5,6(SW),8,9,12(NE)	Amerada	25.00	
Guinea Bissau	Sinapa	Block 2	**Premier**	55.00	
	Esperança	Blocks 4a & 5a	**Premier**	55.00	
Indonesia	Kakap	PSC	Gulf Resources	18.75	Kakap
	Natuna Sea Block A	PSC	**Premier**	66.67	Anoa
Myanmar	Yetagun	M12,M13,M14	**Premier** †	26.67	Yetagun
	Substitution Area	M12,M13,M14	**Premier**	26.67	
Netherlands	E/EOF/MV/96043564	A5	Amerada	25.00	
Pakistan	Production Leases	Tajjal	LASMO *	15.79	Kadanwari
		Qadirpur	OGDC *	4.75	Qadirpur
		Dadu	BHP *	9.38	Zamzama
		Kirthar	LASMO *	6.0	Bhit
	Exploration Licences	Bolan	**Premier** *	23.75	
		Dumbar	**Premier** *	47.50	
		Dadhar	**Premier** *	31.67	
		Kirthar	LASMO *	7.13	
United Kingdom	P257	14/25a	Amerada	1.25	
	P218	15/21a	Amerada	3.75	Scott, Telford, Rob Roy, Ivanhoe
	P588	15/21b	Amerada	3.75	Hamish, Perth
	P317	20/2a	Petrobras	11.03	Ettrick
	P420	21/15b	Enterprise	5.00	
	P354	22/2a	Amerada	15.00	Chestnut
	P751	28/10a	EDC	12.50	
	P748	29/2c	CNR	35.00	Kyle
	P288	31/21, 26a, 27a	Amerada	15.00	Angus, Fife, Flora
	P758	31/26b, 26c	Amerada	35.00	
	P1003	31/26d, 27b	Amerada	35.00	
	P802	39/1a, 2a	Amerada	35.00	Fife, Fergus
	P142	48/12a, 13b	ExxonMobil	10.00	Galahad, Mordred
	P534	98/6a, 7a	BP	12.50	Wytch Farm
	P1022	98/11	BP	12.38	
	PL089		BP	12.50	Wytch Farm

* Licences held through a joint venture.
† The Yetagun gas project, which forms part of these licences, is held through a joint venture.

Addresses

Registered Office
Premier Oil plc
Registered No. 17829 Scotland
4th Floor
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

Head Office
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Telephone: 00 44 20 7730 1111
Fax: 00 44 20 7730 4696
Telex: 918121
www.premier-oil.com

Premier Oil Albania
Villa No 21
Rruga 'Tre Vellezarit Kondi'
Tirana, Albania
Telephone: 00 355 4 376891
Fax: 00 355 4 376 893

Premier Oil Indonesia
Plaza City View
4th Floor
Jalan Kemang Timur No 22
Jakarta 12510, Indonesia
Telephone: 00 62 21 718 2001
Fax: 00 62 21 718 2010

Premier Petroleum Myanmar Ltd
#16 Shwetaung Kyar
Bahan 11201
Yangon
Union of Myanmar
Telephone: 00 951 515 011
Fax: 00 951 525 698

Premier-Kufpec Pakistan BV
4th Floor
Jang Building
Fazal E Haq Road, Blue Area
Islamabad, Pakistan
Telephone: 00 92 51 2823 814
Fax: 00 92 51 2821 785
Telex: 54537

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Solicitors
Slaughter & May
One Bunhill Row
London EC1Y 8YY

Stockbrokers
SG Securities (London) Ltd
Exchange House
Primrose Street
Broadgate
London EC2A 2DD

and

Deutsche Bank AG London
6th Floor
Winchester House
1 Great Winchester Street
London EC2N 2DB

Registrars
Computershare Services PLC
Registrar's Department
Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR

Dedicated Computershare telephone number for Premier Oil plc shareholders:
0870 703 6210

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